FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated September 13, 2013

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Julio Cesar de Toledo Piza Neto,

Chief Executive Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Financial Statements

Brasilagro Companhia Brasileira
de Propriedades Agrícolas

June 30, 2013

with Independent Auditor’s report

Brasilagro Companhia Brasileira de Propriedades Agrícolas

Financial Statements

June 30, 2013

Management’s comments

“We started harvest year 12/13 convinced of the positive perspectives for the Company and that we are prepared to win the challenges...”. That is how we concluded  Management’s comments for 4Q12. In fact, we can ratify this statement today considering all we have achieved during the year: sale of 19,647 hectares, development of 12 thousand hectares, plantation of a surface of 76 thousand hectares.

The sales performed during this year ended the first big cycle of the Company, in which all the stages of a project – acquisition, development, production and divestment – were performed. The sale of 19,647 hectares of Araucária, Cremaq and Horizontina farms generated Internal Return Rate (real estate + productive) above 20% and valuation of 90% in relation to the  acquisition price plus investments made.

To continue the process of transformation and maturing of our areas, during the year we transformed more than 12 thousand hectares, planted a surface of 76 thousand hectares and obtained environmental licenses for an additional 5,200 hectares. As of June 30, 2013, 19% of four properties were in advanced development stage.

The result of our agricultural operations was impacted by a significant drought in the Northeast properties, mainly in the state of Bahia, which has affected the soybean production at approximately 30% and the corn production at  40%. This impact was minimized by the Company’s strategy in diversifying the portfolio in different regions and harvests. Alto Taquari and Araucária farms, located in the Center West region, ended the 3rd year of sugarcane supply, delivering 1,048 thousand tons to ETH.

The increase in operating activities has contributed to the strong financial performance, closing the year with Net Revenue of R$308.4 million, Adjusted EBITDA of R$23.7million and Net Income of R$28.7 million which will permit the payment of dividends to our shareholders.

On June 30, 2013, we evaluated the market value of our portfolio and our properties, plus the sales made during the period, are evaluated to be R$1.1 billion, a 23% increase in valucation compared to the prior year.

In November 2012, we migrated the ADRs to level II and became a listed Company on the  New York Exchange Stock (NYSE) under ticker “LND”. This important step shows the pioneer’s spirit of the Company, which was the first company of agricultural production to go public in BM&FBOVESPA Novo Mercado and  is now  also the first Brazilian agribusiness company to list ADRs on the NYSE. This important step points out the maturing level achieved by the Company and its efforts for increasing exposure to the universe of investors and making the access to its shares easier.

This entire environment marks the culmination of the strategy adopted by the Company in since incorporation in 2006, which aims at capital gains with the sale of properties, in addition to the agricultural production. We may say that we have achieved a new level and start a new cycle ready for continuous growth objectives.

Portfolio of Properties

As of June 30, 2013 the portfolio of the company’s properties comprised 160,815 hectares divided into five Brazilian states, as follows:

Properties	Location	Acquisition Date	Project	Total Area ha	Arable Area ha
Cremaq Farm(1)	Baixa Grande do Ribeiro/PI	Oct / 06	Grains	27.807	18.622
Jatobá Farm	Barreiras/BA	Mar / 07	Grains and cotton	31.606	24.254
Alto Taquari Farm	Alto Taquari/MT	Aug / 07	Sugarcane	5.186	3.666
Araucária Farm(1)	Mineiros/GO	Apr / 07	Sugarcane	9.288	6.895
Chaparral Farm	Correntina/BA	Nov / 07	Grains and cotton	37.182	27.414
Nova Buriti Farm	Januária/MG	Dec / 07	Florest	24.247	19.004
Preferência Farm	Barreiras/BA	Sep / 08	Cattle	17.799	14.237
Parceria I Farm	Jaborandi/BA	Sep / 11(2)	Grains	7.699	5.725
Total				160.815	119.817

1- The areas of Araucária and Cremaq farms do not include the areas sold in May 2013.

2-  BrasilAgro has purcahse option of the properties “Fazenda Parceria I” with pre fixed price

      Market Value of the Portfolio

At June 30, 2013, the market value of our portfolio plus sales performed in the period was R$1.1 billion, valuation of 23% in relation to the same prior year period. The table below shows the evolution of the market value of our properties:

Farm	Period Sales	Delloite	Period Sales	Delloite	Period Sales	BrasilAgro	Period Sales	BrasilAgro	Period Sales	BrasilAgro
		06/30/2008		12/31/2010		06/30/2011		06/30/2012		06/30/2013
Cremaq	0,0	111,8	0,0	181,1	0,0	181,9	0,0	222,3	37,4	231,6
Jatobá	0,0	153,7	0,0	155,0	0,0	153,4	0,0	179,8	0,0	227,7
Chaparral	0,0	115,6	0,0	143,1	0,0	150,3	0,0	173,7	0,0	196,5
Preferência	0,0	N,A,	0,0	24,6	0,0	32,3	0,0	36,8	0,0	39,6
Alto Taquari	0,0	66,6	0,0	63,4	0,0	58,6	0,0	62,3	0,0	107,3
Araucária	0,0	128,2	0,0	128,2	0,0	106,2	0,0	111,6	10,3	168,3
Nova Buriti	0,0	20,0	0,0	21,9	0,0	24,0	0,0	26,5	0,0	28,7
Engenho	21,7	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
São Pedro	0,0	31,8	0,0	23,7	0,0	25,0	26,1	0,0	0,0	0,0
Horizontina	0,0	0,0	0,0	49,0	0,0	54,1	0,0	72,7	75,0	0,0
Total	21,7	627,7	0,0	789,7	0,0	785,8	26,1	885,7	122,7	999,7

At June 30, 2008 and December 31, 2010 the evaluation of the market value of our farms was conducted in an independent manner by Deloitte Touche Tohmatsu and at June 30, 2011, 2012 and 2013 was internally conducted by the Company.

To estimate the market value of the Company’s farms we took into consideration for each of the propertie the following factors: (i) its level of development; (ii) the quality and maturing of soil; and (iii) the agricultural capacity and potential.

     Development of Areas

At June 30, 2013, 19% of our properties were developed and 36% were in process of development. The graphic below shows the level of development by farm at June 30,2013.

Level of  Development of Properties

In line with our planning, during the 12/13 harvest we transformed approximately 12 thousand hectares – 7,150 hectares in Jatobá Farm, 1,739 hectares in Preferência Farm and 2,816 hectares in Horizontina Farm – a total of 87.3 thousand hectares transformed since the beginning of operations in the harvest year 07/08, average growth of 9%.

Continuing with the process of transformation of area, we obtained environmental licenses for the opening of 5,200 hectares more.

     Sale of Properties

As a result of the maturing of our portfolio and in line with the company’s business strategy, which aims at the realization of capital gains with the sale of properties, in addition to the agricultural production, during 12/13 we sold 19,647 hectares for R$122.7 million, a valuation of 90% in relation to the acquisition price plus the investments made in opening the area, restructuring, roads, improvements and etc. based on the date of sale of the asset.

These sales ended a complete cycle of a Company’s Project, in which the stages of acquisition, development, production and divestment generated Internal Return Rate (real estate + productive) above 20%.

Sold Farms	Location	Acquistion Date	Project	Total Area Sold	Acquistion	Capex[1]	Acquisition + Capex	Sale Value	Sale Date	IRR[2]
				ha	R$'MM	R$'MM	R$'MM	R$MM		%
Horizontina	Maranhão	Apr/10	Grains	14.358	37,7	12,5	50,2	75	Oct/12	27
Araucária	Goiás	Apr/07	Sugarcane	394	3,6	0	3,6	10,3	May/13	20
Cremaq	Piauí	Oct/06	Grains	4.895	6,2	4,7	10,9	37,4	May/13	24
Total				19.647,0	47,5	17,2	64,7	122,7

1- Considers net investments in opening of area, restructuring, roads, improvements and etc. based on the date of sale of the asset

2- Internal Return Rate (real estate + productive) since the first disbursement up to the receipt of the last installment in accordance with soybean future curves (CBOT) and foreign exchange rate.

Since the beginning of operations, we invested more than R$423.91 million in the acquisition and development of our properties. With the acquisition of new environmental licenses and new investments, we shall maintain the pace of the Company’s growth.

1 Considers net investments made in opening of area, restructuring, roads, improvements and etc.

Operating Performance

In the harvest year 2012/2013, we planted a total surface of 75,833 hectares divided into the harvests of soybean, corn, sugarcane and pasture area, which represents an increase of 12% in relation to the prior year.

Since the beginning of operations in 2006, the Company obtained an  average growth of 28% in the total area planted.

The table below shows the opening of planted area per farm

Planted Area	Sugarcane	Soybean	Corn	Pasture	Corn - 2nd crop	Total
Cremaq Farm		18.169	1.529		2.456	22.154
Jatobá Farm		11.450	2.942			14.392
Alto Taquari Farm	3.621					3.621
Araucária Farm	5.577					5.577
Chaparral Farm		9.594	667			10.261
Preferência Farm		200		6.572		6.772
Horizontina Farm[1]		7.161			754	7.915
Partnership I Farm		5.141				5.141
Total 12/13	9.198	51.715	5.138	6.572	3.210	75.833
Total 11/12[2]	9.000	42.314	9.238	5.992	2.330	71.103

1- The soybean area includes  7,161 hectares and the corn second crop area includes 754 hectares of Horizontina farm, which was sold in October 2012 and we operated until the end of the harvest 2012/2013.

2- The total area planted in the harvest year 11/12 includes 1,878 ha of cotton and 351 ha of rice.

     Grains

56,853 hectares of soybean and corn and  3,210 hectares of corn second crop were planted. The table below shows the yields in the harvest year 12/13:

Yields (kg/ha)	harvest year 2012/2013
Soybean	1.938
New Area - 1st and 2nd year	1.159
Under Development Area - 3rd and 4th year	1.821
Developed Area - Above 4th year	2.699
Corn	4.369
Second Corn Crop	3.704

This crop faced a severe drought in our properties in the Northeast region (see chart below), mainly in the state of Bahia, which affected nearly 30% of soybean yields and 40% of corn yields.

    The rainfall historical average considers average rainfall level in 2007/08, 2008/09, 2009/10, 2010/11 and 2011/12.

     Sugarcane

      Alto Taquari and Araucária farms contain sugarcane plantations and are process of harvest. As of June 30, 2013, we had already delivered 1,048 thousand tons to ETH. These properties are part of the sugarcane supply contract to ETH Bioenergia, with a contract duration of two complete cycles of crop, i.e., six agricultural years with five cuts.

     Pasture

In Preferência Farm we have 6,572 hectares of pasture area, of which 4,633 hectares are leased to third parties.

In the harvest year 12/13 we transformed 1,739 hectares of savannah into pasture area and we have already started the transformation of approximately 1,600 hectares of pasture area into grains area for the harvest 13/14.

The transformation of these areas into pasture allows the increase of organic matter to the productive system, assuring a growing transition for the production of grains.

Financial Performance

The consolidated financial statements have been prepared and are being presented in accordance with  International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board.

EBITDA and Adjusted  EBITDA

EBITDA (R$ thousand)	4Q13	4Q12	Change	2013	2012	Change
Gross profit	39.696	(3.866)	n.a.	73.767	19.678	275%
Selling expenses	(8.466)	(3.084)	175%	(14.028)	(4.015)	249%
General and administrative	(9.250)	(10.537)	-12%	(29.233)	(28.892)	1%
Other operating revenues/expenses	(2.251)	(6)	37417%	(3.539)	10	n.a.
Depreciations	10.660	12.028	-11%	27.997	27.398	2%
EBITDA	30.389	(5.465)	n.a.	54.964	14.179	288%

Adjusted EBITDA (R$ thousand)	4Q13	4Q12	Change	2013	2012	Change
Gross profit	39.696	(3.866)	n.a.	73.767	19.678	275%
Elimination of gains on biological assets (grains and sugarcane planted)	(14.193)	(3.722)	281%	(15.342)	5.068	n.a.
Selling expenses	(8.466)	(3.084)	175%	(14.028)	(4.015)	249%
General and administrative	(9.250)	(10.537)	-12%	(29.233)	(28.892)	1%
Other operating revenues/expenses	(473)	(6)	7783%	204	10	1940%
Hedge results	(18.018)	(9.005)	100%	(17.998)	(8.350)	116%
Adjusted Depreciations(1)	11.742	14.221	-17%	26.343	25.693	3%
Adjusted EBITDA	1.038	(15.999)	n.a.	23.713	9.192	158%

1- Adjusted  Depreciation includes the realized depreciation of harvested grains and sugarcane, of  Nova Buriti and Preferência farms and administrative .

EBITDA is calculated as gross profit adjusted by general, administrative, and selling expenses, other operating revenue and depreciation expenses. Adjusted EBITDA was calculated by excluding the gains from biological assets in progress (sugarcane and grains) and adjusted for the harvest’s derivative results and for depreciation expenses, including: depreciation of farms’ fixed assets and administrative facilities, depreciation of developed areas and depreciation of permanent cultivation.

Adherence to the Market Arbitration Chamber

The Company is subject to arbitration on the Market Arbitration Chamber, as Arbitration Clause in its Bylaws.

Relationship with External Auditors

The independent auditors, Ernst Young & Young Terco Independent Auditors S.S., who reviewed the individual and consolidated financial statements for the year ended June 30, 2013, only provides audit services to BrasilAgro – Companhia Brasileira de Propriedades Agrícolas..

Final Considerations

BrasilAgro administration thanks their shareholders, customers, suppliers and financial institutions for collaboration and trust and, in particular, to its collaborators for their dedication and effort.

We remain at your disposal for any further information.

São Paulo, September 3, 2013.

Julio Toledo Piza

CEO and Investors Relations Officer

Fiscal Council Opinion

The members of the Fiscal Council of Brasilagro – Companhia Brasileira de Propriedades Agrícolas, in compliance with the legal and statutory provisions, examined the Management’s Report and the Company’s Financial Statements prepared in accordance with the accounting practices adopted in Brazil and the Consolidated Financial Statements prepared in accordance with the international financial reporting standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”) and the accounting practices adopted in Brazil, all of them related to the fiscal year ended June 30, 2013.

Based on the examinations performed, considering, further, the opinion of Ernst Young & Terco Auditores Independentes, dated September 02, 2013, as well as the information and clarifications provided by Management, the members of the Fiscal Council concluded that the mentioned documents, in all material respects, are in conditions of being presented and resolved by the Company’s Shareholders Annual General Meeting.

São Paulo, September  2, 2013.

Renato Parreira Stetner

Effective Member of Fiscal Council

Christiano Burmeister

Effective Member of Fiscal Council

Tiago Franco da Silva Gomes

Alternate Member of Fiscal Council

Management’s representation on the Independent auditor's report

In accordance with section V of article 25 of CVM Instruction 480, as of December 7, 2009, we hereby represent that we have reviewed, discussed and agreed with the independent auditor’s report on the Company's Financial Statements for the year ended June 30, 2013, issued on this date.

São Paulo, September 3, 2013.

Julio Toledo Piza

CEO and Investors Relations Officer

Gustavo Javier Lopez

Administrative Officer

André Guillaumon

Operational Officer

Mario Henrique Aguirre

Agricultural Technical Officer

Management’s representation on the Financial Statements

In accordance with section VI of article 25 of CVM Instruction 480, of December 7, 2009, the Management declares that reviewed, discussed and agreed with the Company's Financial Statements for the year ended June 30, 2013.

São Paulo, September 3, 2013.

Julio Toledo Piza

CEO and Investors Relations Officer

Gustavo Javier Lopez

Administrative Officer

André Guillaumon

Operational Officer

Mario Henrique Aguirre

Agricultural Technical Officer

A free translation from Portuguese into English of Independent Auditor’s Report on financial statements prepared in Brazilian currency in accordance with accounting practices adopted in Brazil

Independent Auditors’ Report on the Individual and Consolidated Financial Statements

To Management, Board Members and Shareholders of

Brasilagro Companhia Brasileira de Propriedades Agrícolas

São Paulo-SP

We have audited the individual and consolidated financial statements of Brasilagro Companhia Brasileira de Propriedades Agrícolas (“Brasilagro or Company”), identified as Company and Consolidated; respectively which, comprise the balance sheet as at June 30, 2013, and the related statements of operations, of comprehensive income, of changes in equity and cash flows, for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management’s Responsibility on the financial statements

Management is responsible for the preparation and fair presentation of the individual financial statements in accordance with the accounting practices adopted in Brazil and of the consolidated financial statements in accordance with the international financial reporting  standards (IFRS), issued by the International Accounting Standards Board (IASB), and in accordance with the accounting practices adopted in Brazil, and for such internal controls as Management determines as necessary to enable the preparation of these financial statements to be free from material misstatements, whether due to fraud or error.

Independent Auditors’ responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and international auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performancing of procedures to obtain audit evidences about the amounts and disclosures in the financial statements. The selected procedures depend on the auditor’s judgment, including the assessment of risks of material distortions in the financial statements whehter due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting practices used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion on the individual financial statements

In our opinion, the individual financial statements present fairly, in all material respects, the financial position of Brasilagro Companhia Brasileira de Propriedades Agrícolas as at June 30, 2013, and its financial performance and its cash flows for the year then ended, in accordance with accounting practices adopted in Brazil.

Opinion on the consolidated financial statements

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Brasilagro Companhia Brasileira de Propriedades Agrícolas as at June 30, 2013, and its consolidated financial performance and its consolidated cash flows for the year then ended, in accordance with the international financial reporting standards (IFRS), issued by the International Accounting Standards Board – IASB, and in accordance with accounting practices adopted in Brazil.

Emphasis of matters

As described in note 2.1, the individual financial statements were prepared in accordance with the accounting practices adopted in Brazil. For the Company, these practices differ from the international financial reporting  standards (IFRS), issued by the International Accounting Standards Board (IASB), applicable to the separate financial statements, solely with respect to measurement of these investments in subsidiaries by the equity method. IFRS requires measurement of these investments by its fair value or cost.

Other matters

Statements of value added

We have also audited the individual and consolidated statement of value added (SVA) for the year ended June 30, 2013, prepared under the responsibility of the Company’s management, the presentation of which is required by the Brazilian Corporation Law for publicly-held companies, and as supplementary information under IFRS, whereby no statement of value added presentation is required. These statements have been subject to the same auditing procedures previously described and, in our opinion, are presented fairly, in all material respects, in relation to the overall financial statements prepared in accordance with the accounting practices adopted in Brazil.

Audit of the amounts and restatement  of the financial statements for the prior year

The audit of the financial statements for the year ended June 30, 2012, originally prepared before the reclassifications described in Note 2.2, was conducted under the responsibility of other independent auditors, who issued an audit report without modifications, dated September 4, 2012. As part of our audit of the financial statements as at June 30, 2013, we have also examined the reclassifications described in Note 2.2 which were conducted to change the financial statements as at June 30, 2012. In our opinion, such reclassifications are appropriate and were properly performed. We have not been contracted to audit, review or apply any other procedures on the Company’s financial statements as at the year ended June 30, 2012 and, accordingly, we do not express an opinion or any assurance on the financial statements for June 30, 2012 taken as a whole.

São Paulo, September 2, 2013

ERNST & YOUNG TERCO

Auditores Independentes S.S.

CRC 2SP-015.199/O-6

Daniel G. Maranhão Jr.

Accountant CRC 1SP-215.856/O-5

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Balance sheets

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

		Parent Company			Consolidated
			Restated	Restated		Restated	Restated
	Notes	2013	2012	2011	2013	2012	2011
Assets
Current
Cash and cash equivalents	6	28,756	23,562	113,323	75,694	67,464	135,615
Marketable securities	6	27,124	-	-	9,244	-	-
Trade accounts receivable	8	85,852	43,756	17,667	131,102	60,655	25,971
Inventories	10	21,617	62,581	75,819	28,805	72,558	77,479
Biological assets	11	1,201	3,208	1,324	1,201	4,111	1,335
Recoverable taxes	9	4,614	6,529	2,875	7,655	9,331	4,307
Transactions with derivatives	7	818	4,259	2,643	17,081	4,327	5,386
Receivables from related parties	32	13,864	22,016	7,278	347	-	7,118
Other receivables		409	545	234	430	710	921
		184,255	166,456	221,163	271,559	219,156	258,132
Noncurrent assets
Biological assets	11	36,656	31,931	40,334	36,656	31,931	40,334
Restricted marketable securities	12	1,860	21,872	20,063	17,988	23,197	21,262
Recoverable taxes	9	25,453	22,398	24,018	25,736	22,803	25,784
Deferred taxes	21	13,803	7,692	-	25,216	14,960	3,120
Transactions with derivatives	7	1,714	-	-	1,714	-	-
Trade accounts receivable	8	830	-	-	33,729	12,759	2,936
Investment properties	13	83,517	94,357	80,379	339,108	391,907	383,687
Other receivables		1,634	268	94	1,633	268	94
		165,467	178,518	164,888	481,780	497,825	477,217

Investments	14	336,833	326,538	287,118	70	410	410
Property, plant and equipment	16	14,265	14,510	11,702	14,851	15,630	12,765
Intangible assets	15	2,570	2,741	2,747	2,570	2,741	2,747

		519,135	522,307	466,455	499,271	516,606	493,139

Total assets		703,390	688,763	687,618	770,830	735,762	751,271

		Parent Company			Consolidated
			Restated	Restated		Restated	Restated
	Notes	2013	2012	2011	2013	2012	2011
Liabilities
Current
Trade accounts payable	18	6,625	3,884	2,331	7,777	4,151	2,435
Loans and financing	19	28,916	39,071	37,705	44,929	43,067	37,899
Salaries, payroll charges and profit sharing		8,480	7,241	4,679	8,752	7,436	4,801
Taxes payable	20	666	1,701	341	2,306	3,102	767
Dividends payable		1,963	2	2	1,963	2	2
Transactions with derivatives	7	1,102	-	2,425	2,860	8,307	2,918
Payables for farm acquisitions	17	17,646	16,588	15,768	43,650	40,858	57,521
Transaction with related parties	32	11,467	10,625	8,993	183	-	-
Advances from customers		1,747	4,112	3,221	2,124	4,490	5,909
		78,612	83,224	75,465	114,544	111,413	112,252
Noncurrent liabilities
Loans and financing	19	32,446	35,262	36,776	56,924	51,294	55,436
Taxes payable	20	-	-	-	5,812	2,695	1,594
Deferred taxes	21	-	-	4,575	-	-	4,574
Transactions with derivatives	7	632	10,209	-	1,140	10,209	-
Provision for legal claims	30	4,715	1,087	-	4,802	1,183	-
Other liabilities		-	13	480	623	-	492
		37,793	46,571	41,831	69,301	65,381	62,096
Total liabilities		116,405	129,795	117,296	183,845	176,794	174,348
Equity
Attributed to controlling shareholders
Share capital	22	584,224	584,224	584,224	584,224	584,224	584,224
Capital reserve		3,385	2,134	996	3,385	2,134	996
Revenue reserve		6,296	-	-	6,296	-	-
Equity valuation adjustments		(6,920)	(6,920)	-	(6,920)	(6,920)	-
Accumulated losses		-	(20,470)	(14,898)	-	(20,470)	(14,898)
Non controlling shareholders		-	-	-	-	-	6,601
Total equity		586,985	558,968	570,322	586,985	558,968	576,923

Total liabilities and equity		703,390	688,763	687,618	770,830	735,762	751,271

See accompanying  notes.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Statements of operations

Year ended June 30, 2013 and 2012

(Amounts in thousands of Brazilian reais, except as stated otherwise)

		Parent Company		Consolidated
	Notes	2013	2012	2013	2012

Net revenue	24	165,515	132,836	185,647	146,218
Gain on sale of farm	8	-	-	54,815	12,987
Gain on fair value of biological assets and agricultural products	11	3,360	(4,204)	2,289	(417)
Agriculture provision reversal post-harvest campaign		1.714	(1.956)	1,659	(2,663)
Cost of sales	25	(152,820)	(124,194)	(170,643)	(136,447)

Gross profit		17,769	2,482	73,767	19,678

Selling expenses	25	(7,938)	(3,190)	(14,028)	(4,015)
General and administrative	25	(27,997)	(26,401)	(29,233)	(28,892)
Other operating income (expenses)		(3,177)	538	(3,539)	10
Equity pickup	14.a	49,601	20,952	-	-

Operating profit (loss)		28,258	(5,619)	26,967	(13,219)

Financial income (expenses), net
Financial income	27	30,663	6,609	38,000	26,466
Financial expenses	27	(35,757)	(18,829)	(38,591)	(32,692)

Profit (loss) before income and social contribution taxes		23,164	(17,839)	26,376	(19,445)

Income and social contribution taxes	28	5,563	12,267	2,351	12,845

Net income (loss) for the year		28,727	(5,572)	28,727	(6,600)

Attributed to
Controlling shareholders				28,727	(5,572)
Non-controlling shareholders				-	(1,028)
				28,727	(6,600)

Basic earnings (loss) per share - reais	29			0.49	(0.10)
Diluted earnings (loss) per share - reais	29			0.49	(0.10)

See accompanying notes.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Statement of comprehensive income

Year ended June 30, 2013 and 2012

(Amounts in thousands of Brazilian reais, except as stated otherwise)

	Parent Company		Consolidated
	2013	2012	2013	2012

Net income (loss) for the year	28,727	(5,572)	28,727	(6,600)

Comprehensive income (loss)	28,727	(5,572)	28,727	(6,600)

Attributed to
Controlling shareholders	28,727	(5,572)	28,727	(5,572)
Non-controlling shareholders	-	-	-	(1,028)

See accompanying notes.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Statements of changes in equity

Year ended June 30, 2013 and 2012.

(Amounts in thousands of Brazilian reais, except as stated otherwise)

		Attributable to controlling shareholders
				Revenue Reserve
	Note	Share capital	Capital reserve- grant of stock options	Legal reserve	Reserve for investment and expansion	Equity valuation adjustments	Accumulated losses	Dividends proposed	Parent Company	Non controlling shareholders	Consolidated
At June 30, 2011		584,224	996	-	-	-	(14,898)	-	570,322	6,601	576,923

Net income (loss) for the year		-	-	-		-	(5,572)	-	(5,572)	(1,028)	(6,600)
Share based compensation	26	-	1,138	-		-	-	-	1,138	-	1,138
Increase in non-controlling interest due to change in interest in Jaborandi Ltda.		-	-	-	-	(1,135)	-		-	1,135	-
Capital increase		-	-	-	-	-	-	-	-	7,468	7,468
Goodwill on acquisition of Jaborandi S.A. and Jaborandi Ltda.	22.f	-	-	-	-	(5,785)	-	-	(5,785)	-	(5,785)
Purchase of non controlling interest		-	-	-	-	-	-	-	-	(14,176)	(14,176)

At June 30, 2012		584,224	2,134	-	-	(6,920)	(20,470)	-	558,968	-	558,968

Net income for the year		-	-	-	-	-	28,727	-	28,727	-	28,727
Share based compensation	26	-	1,251	-	-	-	-	-	1,251	-	1,251
Constitution of legal reserve	22.e	-	-	413	-	-	(413)	-	-	-	-
Mandatory dividends	22.e	-	-	-	-	-	(1,961)	-	(1,961)	-	(1,961)
Dividends proposed	22.e	-	-	-	-	-	(3,922)	3,922	-	-	-
Constitution of reserve for reinvestment and expansion	22.e	-	-	-	1,961	-	(1,961)	-	-	-	-

At June 30, 2013		584,224	3,385	413	1,961	(6,920)	-	3,922	586,985	-	586,985

See accompanying notes.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Statements of cash flows

Year ended June 30, 2013 and 2012

(Amounts in thousands of Brazilian reais, except as stated otherwise)

		Parent company		Consolidated
	Notes	2013	2012	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net income(loss) for the period		28,727	(5,572)	28,727	(6,600)
Adjustments to reconcile net income
Depreciation and amortization	25	24,559	24,871	27,997	27,398
Residual value on sale of farm	13	-	-	64,832	12,987
Grant of stock options	26	1,251	1,138	1,251	1,138
Residual value of property, plant and equipment	16	1,564	100	2,061	101
Equity pickup	14	(49,601)	(20,952)	-	-
Unrealized profit (loss) on derivatives	27	(10,559)	8,026	(11,659)	12,756
Foreign exchange, monetary variation and financial charges	27	5,065	1,025	4,383	3,845
Remeasurement of receivables from sale of farms	27	-	-	(6,981)	(6,682)
Deferred income tax and social contribution	28	(6,110)	(12,267)	(10,258)	(14,686)
Fair value of biological assets and agricultural products and depletion of harvest	11	(3,360)	4,204	(2,289)	417
Reversal of impairment of agricultural products after harvest		(1,714)	1,956	(1,659)	2,663
Allowance for doubtful accounts	8	490	1,694	490	1,903
Provision for judicial claims	30	3,628	-	3,619	-
		(6,060)	4,223	100,514	35,240
Change in working capital
Trade accounts receivable		(42,863)	(26,119)	(81,938)	(40,692)
Inventories		40,575	8,080	43,417	(662)
Biological assets		(14,689)	(6,297)	(14,859)	(3,402)
Taxes recoverable		(400)	(687)	(516)	(917)
Transactions with derivatives		8,515	(1,858)	(15,520)	3,132
Prepaid expenses		-	(103)	-	(107)
Other receivables		(1,230)	(208)	(1,246)	58
Trade accounts payable		303	3,774	3,718	2,838
Related parties		26,286	-	-	-
Taxes payable		(1,035)	1,360	2,321	1,709
Salaries, payroll charges and profit sharing		1,239	2,562	1,316	2,635
Advance from customers		(2,365)	-	(2,366)	-
Other liabilities		(13)	769	622	(1,419)
Net cash generated by (used in) operating activities		8,263	(14,504)	35,463	(1,587)
CASH FLOWS FROM INVESTING ACTIVITIES

Additions to property, plant and equipment and intangible assets	15 and 16	(3,249)	(4,061)	(3,383)	(4,338)
Additions to investment properties	13	(16,001)	(22,821)	(24,957)	(29,806)
Investment in marketable securities		(9,143)	-	(4,035)	-
Additions to biological assets		4,525	665	4,525	665
Dividends received	14	19,525	-	-	-
Increase in Investiments and Participations	14	31,801	(47,840)	-	(12,999)
Net cash generated by (used in) investing activities		27,458	(74,057)	(27,850)	(46,478)
CASH FLOWS FROM FINANCING ACTIVITIES
Future capital contributions	14	(12,360)	7,469	-	-
Transfer of capital from noncontrolling interest of subsidiaries		-	-	-	7,438
Payments of farms financing		-	-	-	(18,648)
Proceeds from loans and financing		20,135	31,601	40,407	31,600
Interest paid on loans and financing		(3,097)	(3,163)	(3,097)	(3,179)
Payment of loans and financing		(35,205)	(37,107)	(36,693)	(37,297)
Net cash generated by (used in) financing activities		(30,527)	(1,200)	617	(20,086)
Increase (decrease) in cash and cash equivalents		5,194	(89,761)	8,230	(68,151)
Cash and cash equivalents at beginning of period	6	23,562	113,323	67,464	135,615
Cash and cash equivalents at end of period	6	28,756	23,562	75,694	67,464
		5,194	(89,761)	8,230	(68,151)

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Statements of value added

Year ended June 30, 2013 and 2012

(Amounts in thousands of Brazilian reais, except as stated otherwise)

		Parent Company		Consolidated
	Notes	2013	2012	2013	2012
Revenues
Gross operating revenue	24	172,491	139,261	194,038	154,540
Gain on sale of farm		-	-	54,815	12,987
Gain(loss) with biological assets and agricultural products		3.360	(4,204)	2,289	(417)
Changes in provision of recoverable value of agricultural products		1,714	(1,956)	1,659	(2,663)
Other revenues		577	537	206	10
Allowance for doubtful accounts 8		(490)	(952)	(846)	(952)
		177,652	132,686	252,161	163,505

Inputs acquired from third parties
Cost of sales		(129,556)	(100,450)	(143,941)	(110,176)
Materials, energy, outsourced services and other		(19.181)	(10,763)	(25,574)	(13,595)
		(148,737)	(111,213)	(169,515)	(123,771)

Gross value added		28,915	21,473	82,646	39,734

Depreciation and amortization	25	(24,559)	(24,871)	(27,997)	(27,398)

Net value added produced by the entity		4.356	(3,398)	54,649	12,336

Value added received in transfer
Equity pickup	14	49,601	20,952	-	-
Financial income	27	30,663	6,609	38,000	26,466
		80,264	27,561	38,000	26,466

Total value added to be distributed		84,620	24,163	92,649	38,802

Distribution of value added

Personnel and charges
Direct compensation		14,106	12,661	14,185	12,710
Benefits		1,565	1,253	1,575	1,255
Severance fund (F.G.T.S)		269	233	274	236
Taxes, charges and contributions
Federal		2,267	(6,084)	7,121	(4,986)
State		1,004	1,815	1,343	2,416
Municipal		277	396	185	447
Financers
Interest and monetary and foreign exchange variations	27	35,757	18,829	38,591	32,692
Rentals		648	632	648	632
Net income for the year		28,727	(5,572)	28,727	(5,572)
Non controlling interest			-		(1,028)
		84,620	24,163	92,649	38,802

See accompanying  notes.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements
June 30, 2013
(Amounts in thousands of Brazilian reais, except as stated otherwise)

1.   General information

Brasilagro Companhia Brasileira de Propriedades Agrícolas ("the Company" or "Brasilagro") was incorporated on September 23, 2005 and is headquartered at  Avenida Brigadeiro Faria Lima, 1309, in São Paulo with branches in the States of Bahia, Goiás, Maranhão, Mato Grosso, Minas Gerais and Piauí.

Pursuant to its articles of incorporations, the Company’s activities include: (a) the exploration of agriculture, cattle raising and forestry activities of any type and nature and rendering directly or indirectly related services, (b) the import and export of agricultural products and inputs and those related to cattle raising activity, (c) the purchase, sale and/or rental of properties, land, buildings and real estate in rural and/or urban areas, (d) real estate intermediation involving any type of operations, (e) participation as partner in other companies and commercial ventures of any nature, in Brazil and/or abroad, directly or indirectly related to the herein described purposes, and (f) management of its own and third party assets.

The Company and its subsidiaries have nine farms in six Brazilian states, with a total area of 160,815 hectares, including 22,058 leased hectares. The Company aims to consolidate its position as one of the main companies in the agribusiness segment in Brazil through a business strategy based on the acquisition of new farms and the ultimate sale of the farms acquired, once the intended potential valuation is achieved or when their agribusiness potential is achieved. This occurs when the acquired farms achieve geographic and proctuction diversification.

The activities of  the subsidiaries Cremaq Ltda. ("Cremaq"), Engenho de Maracajú Ltda. ("Engenho"), Imobiliária Jaborandi Ltda. ("Jaborandi"), Jaborandi Agrícola Ltda., Araucária Ltda. ("Araucária"), Mogno Ltda. ("Mogno"), Cajueiro Ltda. ("Cajueiro") and Flamboyant Ltda. (“Flamboyant”) comprise the purchase and sale of properties, land, buildings and real estate in rural and/or urban areas. As stated in their respective by laws and articles of organization, the assets of each respective real estate belonging to these companies may be leased to third parties until the ultimate sale of the assets, in order to enhance the value of the real estate. All of the subsidiaries including FIM Guardian Fund, which is an exclusive investment fund of the Company, are headquartered and operate in Brazil.

Opportunity for new businesses are under analysis, but shall only be announced, in accordance with the Company’s disclosure policy, when technical and legal assessments and the related due diligence processes are completed.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

2.   Summary of significant accounting policies

The significant accounting policies applied on the preparation of these financial statements are described below. These policies are being consistently applied in all years presented, unless otherwise stated.

2.1.    Basis of preparation

The Company’s Board of Directors is entitled to change the Company’s individual and consolidated  financial statements after their issuance. On September 2, 2013, the Company’s Board and  fiscal council approved the Company’s individual and consolidated financial statements and authorized  their disclosure.

The individual and consolidated financial statements have been prepared based on the historical cost, unless otherwise stated, as described in the summary of significant accounting policies. Historical cost is usually based on the amount of considerations paid in exchange for assets.

The financial statements have been prepared in the ordinary course of business. Management assesses the Company’s capacity to continue operating as agoing concern during the preparation of the financial statements. The Company is honoring its debts at the date of issuance of these financial statements and Management has not identified any significant uncertainty on the Company’s capacity to continue with  its activities in the next 12 months.

The preparation of the financial statements requires the use of certain critical accounting estimates as well as the exercise of judgment by Management in the Company’s accounting practices. Those areas requiring a higher level of judgment and with more complexity, as well as the areas in which assumptions and estimates are significant for the consolidated financial statements, are disclosed in Note 3.

The non-financial data included in these financial statements, such as sales volume, planted and leased area, insurance and environment have not been examined by the independent auditors.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

2.   Summary of significant accounting policies (Continued)

2.1.    Basis of preparation (Continued)

a)    Consolidated financial statements

The consolidated financial statements have been prepared and are presented in accordance with International Financial Reporting Standards (IFRS), by the International Accounting Standards Board (IASB) and  accounting practices adopted in Brazil which comprise the standards issued by the Brazilian Securities and Exchange Commission (CVM) and the pronouncements, interpretations and guidance issued by the Accounting Pronouncements Committee (CPC) are identical as Consolidated – IFRS and BRGAAP. All the references to IFRS in these financial statements correspond to the IFRS issued by the IASB.

b)    Individual financial statements

The individual financial statements of the parent company, identified as “Company”,  have been prepared in accordance with the accounting practices adopted in Brazil, which comprise the standards issued by the Brazilian Securities and Exchange Commission (CVM) and the pronouncements, interpretations and guidance issued by the Brazilian FASB (CPC).

In the individual financial statements, the subsidiaries are accounted by the equity method. The same adjustments are made both in the individual financial statements and in the consolidated financial statements to reach the same net incomeand equity attributable to the Parent Company’s shareholders. In the case of Brasilagro, accounting practices adopted in Brazil applicable to the individual financial statements differ from the IFRS applicable to the financial statements separated by the record of equity pickup of subsidiaries in the parent company.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(In thousands of Brazilian reais, except as stated otherwise)

2.   Summary of significant accounting policies (Continued)

2.1.    Basis of preparation (Continued)

c)    Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries at June 30, 2013 and 2012, as follows:

	Interest in Total Share Capital- %
	2013	2012
Subsidiaries
Aracuária	99.99	99.99
Cremaq	99.99	99.99
Engenho de Maracaju	99.99	99.99
Imobiliária Jaborandi	99.99	99.99
Jaborandi Ltda.	99.99	99.99
Cajueiro	99.99	99.99
Mogno	99.99	99.99
Ceibo	99.99	99.99
Flamboyant	99.99	99.99
Exclusive Fund FIM Guardian	100.00	100.00

The subsidiaries are fully consolidated from the date of acquisition, and continue being consolidated up to the date in which such control ceases to exists. The financial statements of the subsidiaries are prepared for the same reporting period of the Company, using consistent accounting policies. All intercompany balances, revenues and expenses are fully  eliminated  in the consolidated financial statements.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(In thousands of Brazilian reais, except as stated otherwise)

2.   Summary of significant accounting policies (Continued)

2.2.    Reclassification of balances in the financial statements for June 30, 2012

In preparing  the financial statements for the year ended June 30, 2013, Management reviewed the accounting practices adopted for various captions of the balance sheet, income statement and cash flow statement which are summarized below and reflect the restatements of data for the year ended June 30, 2012:

		2012			2012
		Company			Consolidated
		Balance originally disclosed	Reclassifications	Restated balance	Balance originally disclosed	Reclassifications	Restated balance
Current
Trade receivables	(a)	43,828	(72)	43,756	60,655		60,655
Transactions with related parties	(a)	-	22,016	22,016	-		-
Dividends receivable		21,944	(21,944)	-	-		-
Prepaid expenses		298	(298)	-	450	(450)	-
Other receivables		247	298	545	260	450	710
Other current assets		100,139	-	100,139	157,791		157,791

		166,456	-	166,456	219,156	-	219,156
Non current
Other non current assets		178.518	-	178,518	497,825	-	497,825
		178,518	-	178,518	497,825	-	497,825

Investments		326,538	-	326,538	410		410
Property, plant and equipment		14,644	(134)	14,510	15,764	(134)	15,630
Intangible assets		2,607	134	2,741	2,607	134	2,741

Total assets		688,763	-	688,763	735,762	-	735,762

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(In thousands of Brazilian reais, except as stated otherwise)

2.   Summary of significant accounting policies (Continued)

2.2.    Reclassification of balances in the financial statements for June 30, 2012 (Continued)

		2011			2011
		Company			Consolidated
		Balance originally disclosed	Reclassifications	Restated balance	Balance originally disclosed	Reclassifications	Restated balance
Current
Trade receivables	(a)	17,739	(72)	17,667	25,971		25,971
Transactions with related parties	(a)	-	7,278	7,278	-	7,118	7,118
Prepaid expenses		195	(195)	-	343	(343)	-
Other receivables		39	195	234	578	343	921
Other current assets		195,984		195,984	224,122		224,122

		213,957	7,206	221,163	251,014	7,118	258,132
Non current
Transactions with related parties		7,206	(7,206)	-	7,118	(7,118)	-
Other non current assets		164,888		164,888	477,217		477,217
		172,094	(7,206)	164,888	484,335	(7,118)	477,217

Investments		287,118		287,118	410		410
Property, plant and equipment		11,837	(135)	11,702	12,900	(135)	12,765
Intangible assets		2,612	135	2,747	2,612	135	2,747

Total assets		687,618	-	687,618	751,271	-	751,271

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(In thousands of Brazilian reais, except as stated otherwise)

2.   Summary of significant accounting policies (Continued)

2.2.    Reclassification of balances in the financial statements for June 30, 2012 (Continued)

	2012				2012
	Company				Consolidated
		Balance originally disclosed	Reclassifications	Balance restated	Balance originally disclosed	Reclassifications	Restated balance
Liabilities and equity
Current
Trade payables	(a)	14,509	(10,625)	3,884	4,151		4,151
Taxes payable	(b)	1,701	-	1,701	2,476	626	3,102
Transactions with related parties	(a)	-	10,625	10,625	-		-
Other current liabilities		67,014	-	67,014	104,160		104,160
		83,224	-	83,224	110,787	626	111,413
Non current
Taxes payable	(b)	-	-	-	-	2,695	2,695
Deferred income tax	(b)	-	-	-	3,321	(3,321)	-
Provision for judicial claims		-	1,087	1,087	-	-	-
Other non current liabilities		46,571	(1,087)	45,484	62,686	-	62,686

Total liabilities		129,795	-	129,795	176,794	-	176,794

Total equity		558,968	-	558,968	558,968	-	558,968

Total liabilities and equity		688,763	-	688,763	735,762	-	735,762

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(In thousands of Brazilian reais, except as stated otherwise)

2.   Summary of significant accounting policies (Continued)

2.2.    Reclassification of balances in the financial statements for June 30, 2012--Continued

		2011			2011
		Company			Consolidated
		Balance originally presented	Reclassifications	Balance represented	Balance originally presented	Reclassifications	Balance represented
Liabilities and equity
Current
Trade payables	(a)	11,324	(8,993)	2,331	2,435		2,435
Taxes payable	(b)	341		341	767		767
Transactions with related parties	(a)		8,993	8,993			-
Other current liabilities		63,800		63,800	109,050		109,050
		75,465	-	75,465	112,252	-	112,252
Non current
Taxes payable	(b)			-		1,594	1,594
Deferred income tax	(b)	4,575		4,575	6,168	(1,594)	4,574
Other non current liabilities		37,256		37,256	55,928		55,928
		41,831	-	41,831	62,096	-	62,096

Total liabilities		117,296	-	117,296	174,348	-	174,348

Total equity		570,322	-	570,322	576,923	-	576,923

Total liabilities and equity		687,618	-	687,618	751,271	-	751,271

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(In thousands of Brazilian reais, except as stated otherwise)

2.   Summary of significant accounting policies (Continued)

2.2.    Reclassification of balances in the financial statements for June 30, 2012 (Continued)

				2012			2012
				Company			Consolidated
		Balance originally disclosed	Reclassifications	Balance restated	Balance originally disclosed	Reclassifications	Balance restated
CASH FLOW FROM OPERATING ACTIVITIES
Net income for the period		(5,572)	-	(5,572)	(6,600)	-	(6,600)
Adjustments to reconcile net income (loss)
Gain on sale of farm	(c)	-	-	-	(12,987)	25,974	12,987
Unrealized gain (loss) with derivatives		17,010	(8,984)	8,026	12,756	-	12,756
Monetary and foreign exchange variation and financial charges		(1,270)	2,295	1,025	131	3,714	3,845
Interest and financial charges		2,295	(2,295)	-	3,714	(3,714)	-
Allowance for doubtful accounts		952	742	1,694	952	951	1,903
Provision for judicial claims		742	(742)	-	951	(951)	-
Other		(950)	-	(950)	10,349	-	10,349
		13,207	(8,984)	4,223	9,266	25,974	35,240
Changes in working capital
Trade accounts receivable	(c)	(26,871)	752	(26,119)	(24,967)	(15,725)	(40,692)
Taxes recoverable		(687)	-	(687)	(948)	31	(917)
Transactions with derivatives		(10,842)	8,984	(1,858)	3,901	(769)	3,132
Other receivables		544	(752)	(208)	982	(924)	58
Trade payables		3,774	-	3,774	2,069	769	2,838
Other obligations		769	-	769	(1,832)	413	(1,419)
Other		6,267	-	6,267	838	-	838
Net cash generated by (used in) operating activities		(13,839)	-	(13,839)	(10,691)	9,769	(922)
CASH FLOWS FROM INVESTING ACTIVITIES

Increase in Investments and Interest	(d)	(34,841)	(12,999)	(47,840)	-	(12,999)	(12,999)
Receivable from sale of farms		-	-	9,769	(9,769)	-
Other		(26,882)	-	(26,882)	(34,144)	-	(34,144)
Net cash generated by (used in) investing activities		(61,723)	(12,999)	(74,722)	(24,375)	(22,768)	(47,143)
CASH FLOWS FROM FINANCING ACTIVITIES
Purchase of noncontrolling interest of Jaborandi Ltda. and Jaborandi S.A. in May 2012	(d)	(12,999)	12,999	-	(12,999)	12,999	-
		(1,200)	-	(1,200)	(20,086)	-	(20,086)
Net cash used in financing activities		(14,199)	12,999	(1,200)	(33,085)	12,999	(20,086)
(Decrease) in cash and cash equivalents		(89,761)	-	(89,761)	(68,151)	-	(68,151)
Cash and cash equivalents at the beginning of the period		113,323	-	113,323	135,615	-	135,615
Cash and cash equivalents at the end of the period		23,562	-	23,562	67,464	-	67,464
		(89,761)	-	(89,761)	(68,151)	-	(68,151)

(a)  The Company reviewed its accounting criteria for intercompany balances and classified the amounts from trade accounts receivable and trade payables to related parties.

(b)  Reclassification of income tax calculated on temporary differences of subsidiaries applying  taxable profit as a percentage of gross revenue.

(c)  Reclassification to better adequacy related to the cash received from São Pedro farm sale.

(d)    Reclassification to disclose adequately the increase in investment of non-controlling interest in Jaborandi and Jaborandi S.A..

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(In thousands of Brazilian reais, except as stated otherwise)

2.   Summary of significant accounting policies (Continued)

2.2.    Reclassification of balances in the financial statements for June 30, 2012 (Continued)

As of June 30, 2012, the table of classification of financial instruments by category originally presented trade payables and acquisitions payable, of R$4,151 and R$40,858, respectively, as financial liabilities at amortized cost, however, they were reclassified to loans and receivables in the current year.

On June 30, 2012, in the table of changes in  investments, the amount of R$330 related to “Future capital contribution ” was reclassified from Imobiliária Ceibo to Imobiliária Flamboyant.

2.3.    Foreign currency translation

a)     Functional and reporting currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated and individual interim statements are presented in Brazilian reais (R$), which is the Company's functional currency and the Group's reporting currency.

b)    Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuations where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currency are recognized in the income statement.

2.4.    Segment reporting

Operating segments are reported in a manner consistent with the internal report provided to the chief operating decision-maker. The Executive Board is the chief operating decision-maker, responsible for allocating resources and assessing performance of the operating segments, as well as for making the Company’s strategic decisions.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(In thousands of Brazilian reais, except as stated otherwise)

2.   Summary of significant accounting policies (Continued)

2.5.    Cash and cash equivalents and marketable securities

Cash and cash equivalents include cash, banks, other short term highly liquid investments redeemable within ninety days, and repurchase agreements for which there are no fines or other restrictions for their immediate redemption from the issuer of the instrument.

Cash equivalents are recorded at cost plus earnings accrued up to the balance sheet date, not exceeding market or realizable value.

In the consolidated financial statements, cash cash equivalents include cash, banks, short-term investments (bank deposit certificates (CDB) and repurchase agreements),  which have the same liquidity characteristics and are redeemable within 90 days as from inception date, and the investment in quotas of the exclusive fund FIM Guardian which holds investments, CDB and repurchase agreements redeemable within 90 days. FIM Guardian fund is presented in the consolidated financial statements.

Marketable securities are classified as available for sale. Considering the nature of investments held by the Company, there are no significant differences between their book value and market value, calculated based on the interest rate up to the balance sheet date.

The fixed income investments are intended to maintain the value of amounts held by the Company and not yet allocated to rural activities. Fixed income investments are governed by a policy approved by the Board of Directors.

According to the Company investment policy (Note 6), investments (bank deposit certificates and repurchase agreement ) may mature in over 90 days from the contract date, and may have a repurchase guarantee contractually provided by the financial institution issuer of the security. This gurantee allows for the redemption of securities at the amount originally invested plus interest with no penalty.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(In thousands of Brazilian reais, except as stated otherwise)

2.   Summary of significant accounting policies (Continued)

2.5.    Cash and cash equivalents and marketable securities (Continued)

Marketable securities include bank deposit certificates, government bonds issued by the Federal Government, exclusive investment funds which are fully consolidated and collaterals, whose market value is close to book value (Note 6.2). In addition, there are marketable securities provided as a guarantee for loans and financing recorded in current and non current assets based on the maturities of referred to loans and financing.

In the statement of cash flows, financing and investing activities include only effective cash and cash equivalents transactions. Therefore, financed purchases and sales of assets are included in Notes 16 and 19.

2.6.    Financial assets

2.6.1.   Classification

In the years presented, the Company holds exclusively financial assets classified as loans and receivables, assets available for sale, assets measured at fair value through profit or loss and derivative financial instruments used as economic hedges and investment in unquoted equity instrument.

a)      Financial assets measured at fair value through profit or loss

Financial assets at fair value through profit or loss comprise financial assets designated by the Company as at fair value through profit or loss upon initial recognition.

Financial assets are classified as held for trading if acquired principally for the purpose of being sold in the short-term. Derivative financial instruments are also categorized as available for sale unless they are designated as hedges for accounting purposes. In the years presented, the only assets held for trading were the derivative financial instruments.

Upon inidial recognition, the Company measures certain financial assets at fair value through profit or loss. This designation cannot be changed later. These assets are limited to  the trading of receivables for sale of farms, which consists of a series of debts and an embedded derivative which should be separated and are recognized in the consolidated balance sheet in "Accounts receivable". Changes in fair value related to credits for the sale of farms designated at fair value through profit or loss are recognized in "Gain (loss) on the translation of trading receivables for the sale of  farms in "financial income".

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(In thousands of Brazilian reais, except as stated otherwise)

2.   Summary of significant accounting policies (Continued)

2.6.    Financial assets (Continued)

2.6.1.   Classification (Continued)

b)    Loans and receivables

Loans and receivables includes loans granted and receivables which are non-derivative financial assets with fixed or determinable payments, not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. The Group's loans and receivables comprise trade receivables, other receivables, and marketable securities are long term receivables corresponding to time deposit provided as guarantee to loans and financing. Loans and receivables are recorded at amortized cost, using the effective interest rate method. The amortization using the effective interest rate is included in the caption financial income in the statement of operations.

The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired in relation to its recoverable value.

2.6.2.   Recognition and measurement

Financial assets are classified as financial assets at fair value through profit or loss, loans and receivables or investment in unquoted equity investments, as the case may be. The Company determines the classification of its financial assets upon their initial recognition, when they become part of the instrument contractual provisions.

Regular purchases and sales of financial assets are recognized on the trade-date or the date on which the group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets are initially recognized at fair value, plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets include cash and cash equivalents , accounts receivable, financial assets measured at fair value , derivative financial instruments, loans to related parties and investments in unquoted equity instruments.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(In thousands of Brazilian reais, except as stated otherwise)

2.   Summary of significant accounting policies (Continued)

2.6.    Financial assets (Continued)

2.6.3.   Impairment of financial assets

a)    Assets carried at amortized cost

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a "loss event") and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The criteria that the Group uses to determine if there is objective evidence of an impairment loss include:

(i)    significant financial difficulty of the issuer or obligor;

(ii)   a breach of contract, such as a default or delinquency in interest or principal payments;

(iii)  the Group, for economic or legal reasons relating to the borrower's financial difficulty, grants to the borrower a concession that the lender would not otherwise consider;

(iv)  it becomes probable that the borrower will enter bankruptcy or other financial reorganization;

(v)   the disappearance of an active market for that financial asset because of financial difficulties; or

(vi)  observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:

·  adverse changes in the payment status of borrowers in the portfolio; and

·  national or local economic conditions that correlate with defaults on the assets in  the portfolio.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(In thousands of Brazilian reais, except as stated otherwise)

2.   Summary of significant accounting policies (Continued)

2.6.    Financial assets (Continued)

2.6.3.   Impairment of financial assets (Continued)

a)    Assets carried at amortized cost (Continued)

The Group first assesses whether objective evidence of impairment exists.

The amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the consolidated statement of operations. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Group may measure impairment on the basis of an instrument's fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor's credit rating), the reversal of the previously recognized impairment loss is recognized in the consolidated statement of operations.

b)      Investments in unquoted equity investments at cost

The Group assesses at the end of each reporting period whether there is objective evidence that the financial asset is impaired. In the case of equity investments classified as investment in unquoted equity instruments at cost, a significant or prolonged decline in the fair value of the security below its cost is evidence that the assets are impaired. If any such evidence exists for investments in unquoted equity investments, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss previously recognized in profit or loss is recognized in the consolidated statement of operations. Impairment losses recognized in the statement of operations on equity instruments are not subsequently reversed through the statement of operations.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(In thousands of Brazilian reais, except as stated otherwise)

2.   Summary of significant accounting policies (Continued)

2.7.    Derivative financial instruments

The Company uses derivative financial instruments, as forward currency contracts, forward commodities contracts and interest rate swaps against the risk of variation in the commodities prices and risk of variation in the interest rates, respectively.

Derivative financial instruments are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

Any gains or losses arising from changes in the fair value of derivatives during the year are recognized immediately in the statement of operations. The fair value of derivative financial instruments is disclosed in Note 7.

Although the Company uses derivative financial instruments for economic hedge purposes, it has not applied hedge accounting in the reported periods.

2.8.    Trade receivables

Trade receivables are amounts due from customers for merchandise sold and for real estate (land) sold in the ordinary course of the Group's business. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

Trade receivables not related to the sale of farms are, initially, recognized at fair value, and subsequently, measured at amortized cost with  the effective interest rate method less the Allowance for Doubtful Accounts (PDD) (impairment). In practice, they are usually recognized at the invoiced value, adjusted by the provision for impairment, if necessary.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(In thousands of Brazilian reais, except as stated otherwise)

2.   Summary of significant accounting policies (Continued)

2.8.    Trade receivables (Continued)

Trade receivables related to sale of farms is measured in reais calculated based on a quantity of soybean sacks and installments agreed in the contract signed with buyers. The amount of the receivable is subsequently measured at each balance sheet date based on the quotation of soybean at the maturity date of each installment (or based on estimates and quotations of brokers when there is no quotation of soybean at a specific maturity date). Future soybean quotations references are in dollars, therefore, a conversion calculation to reais is required. Additionally, the present value of receivable amounts is updated at each reporting balance sheet date. The gain (loss) on subsequently receivable measurement is recognized as financial income under “Gain (loss) on remeasurement of trade receivables for the sale of farms” (Note 27).

2.9.    Inventories

The inventories of agricultural products are measured at fair value when they are ready to be harvested,  less selling expenses, when they are transferred from the group of biological assets to the group of inventories.

The inventories of seeds, manures, fertilizers, pesticides, fuel, lubricants, warehouse and sundry materials were assessed at the average acquisition cost.

According to practices adopted by management, if a loss of quality in products is identified, either due to storage, load, transportation and other events related to the operation, an assessment and physical segregation of the quantity of these products are carried out. At this moment the Company has an internal process of registration, approval, disposal of inventories and destination of this quantity and this process begins with the approval of the responsible officers duly formalized in the Company’s management system.

A provision for impairment of inventories to market value of  agricultural products, is recognized when the fair value recorded in inventories is higher than the net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less estimated conclusion costs and estimated selling expenses. Impairment to  net realizable value is recognized in the statement of operations in the period which  arises under the line item “Impairment to net realizable value of agricultural product after harvest”.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(In thousands of Brazilian reais, except as stated otherwise)

2.   Summary of significant accounting policies (Continued)

2.10.  Biological assets

The Company and its subsidiaries' biological assets consist, primarily of the cultivation of soybean, corn, sorghum, cotton, rice and sugarcane and are measured at fair value less selling expenses. These crops are not only cultivated to obtain non real estate operating result, but also as an appreciation vector of the rural properties real estate value.

The soybean, corn, sorghum and cotton crops are temporary cultures, in which the agricultural product is harvested after a period of time varying from 110 to 180 days after the planting date, depending on the culture, variety, geographic location and climate conditions.

The sugarcane crops productive cycle is five years after their first cut, and accordingly, are classified as non-current biological asset.

The fair value of biological assets is determined upon their initial recognition and at each subsequent reporting date. Gains and losses that arise from the fair valuation of biological assets at fair value less costs to sell and measuring agricultural product at the point of harvest at fair value less cost to sell are recognized in the statement of operations in the period in which they arise under the line item “Gain (loss) in fair value of biological assets and agricultural product”.

In certain circumstances, when only slight biological transformation has occurred, cost is the fair value less selling expenses. since the costs were originally incurred or the impact of biological transformation on price is not expected to be material. Biological assets keep on recorded at their fair value.

Methodology used

Sugar cane crops - The calculation methodology used to estimate the value of the biological asset "sugarcane" is the discounted cash flow method. As such, we calculated the future cash flows in accordance with the projected productivity cycle for each harvest, taking into consideration the estimated useful life of each plantation, the recoverable total sugar prices, estimated productivities and the related estimated costs of production, harvest, loading and transportation for each planted hectare.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(In thousands of Brazilian reais, except as stated otherwise)

2.   Summary of significant accounting policies (Continued)

2.10.  Biological assets (Continued)

Crops of soybean, corn, rice, pearl millet and cotton - The calculation method used to estimate the value of the biological assets of grains/cotton is the discounted cash flow. For such, we projected the future cash flows taking into consideration the estimated productivity, costs to be carried out based on the company budget or based on new internal estimates and the market prices. The prices related to commodities available in the future markets, are obtained from the prices of the following trading stock exchanges: CBOT ("Chicago Board of Trade"), BM&F (Bolsa de Mercadorias e Futuros), NYBOT ("New York Board of Trade"). For agricultural products that are absent in this type of market, we used the prices obtained through direct market surveys or prices disclosed by specialized companies. As for the market prices, we utilized its logistics and tax discounts in order to find the prices of each of these products in each production unit of the Company.

As mentioned above, the fair value of the biological assets disclosed in the balance sheet was determined using valuation techniques - discounted cash flow method. The data for this method are based on the information available in the market, whenever possible, and when it is not feasible, a certain level of judgment is required to establish the fair value. The judgment includes considerations on the data used, for example, productivity and production cost. Changes in the assumptions on these factors might affect the fair value presented in the biological assets.

2.11.  Investment properties

The Company's business strategy aims mainly at the acquisition, development, exploration and sale of rural properties with agricultural suitability. The Company acquires rural properties with the expectation of significant potential to generate value by means of maintenance of the assets and development of profitable agricultural activities. From the acquisition of our rural properties, we search to implement crops of high value added and transform these rural properties with investments in infrastructure and technology, in addition to entering into leasing contracts with third parties. Based on our strategy, when is it determined that the rural properties have receieved a high value, we consider these rural properties to have realized a capital gain.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(In thousands of Brazilian reais, except as stated otherwise)

2.   Summary of significant accounting policies (Continued)

2.11.  Investment properties (Continued)

The land of rural properties purchased by the Company is stated at acquisition cost, which does not exceed its net realizable value and is presented in "Non-current assets". The fair value of each property is stated in Note 13.

Investment properties are stated at its historical cost less accumulated depreciation following the same criteria as described for Property, plant and equipment in Note 2.12.

2.12.  Property, plant and equipment

Property, plant and equipment is stated at historical cost less accumulated depreciation. Historical cost includes expenditures that are directly attributable to the acquisition of the items. Historical cost also including finance costs related to the acquisition of qualifying assets.

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the statement of operations during the financial period in which they are incurred.

Depreciation is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives. The Company revised the useful life and residual value of property, plant and equipment, which were recorded prospectively at July 01, 2012, whose annual depreciation rates are described below:

	Annual depreciation rates - %
	2013	2012
Buildings and improvements	4-20	4-20
Equipment and facilities	10	10-20
Vehicles and agricultural machinery	13-20	10-25
Furniture and fixtures	10	10
Opening of area	10-20	10-20

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(In thousands of Brazilian reais, except as stated otherwise)

2.   Summary of significant accounting policies (Continued)

2.12.  Property, plant and equipment (Continued)

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount .

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within "Other operating revenue" in the statement of operations.

2.13.  Intangible assets

Intangible assets include acquired software licenses. Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives of five years for development and ten years for programs.

Costs associated with maintaining computer software programs are expensed as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets.

2.14.  Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payables are classified as current liabilities if payment is due within one year or less. They are otherwise presented as non-current liabilities.

2.15.  Loans and financing

Loans and financing are initially recognized at fair value, net of transaction costs incurred, and are subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the settlement value is recognized in the statement of operations over the period of the loans and financing using the effective interest method.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(In thousands of Brazilian reais, except as stated otherwise)

2.   Summary of significant accounting policies (Continued)

2.15.  Loans and financing (Continued)

Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that some or all of the facility is likely to be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that some or all of the facility is likely to be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.

Loans and financing are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

2.16.  Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated.

The contingent liabilities arising from labor obligation, social, tax, contractual, operating and administrative and judicial claims are set up at the estimated amount when the likelihood of loss is estimated as probable.

2.17.  Current and deferred income and  social contribution taxes

a)     Current income and social contribution taxes

Current tax is the expected  tax payable or receivable/offset  on taxable income or loss for the year. To calculate income tax and social contribution on current profit, the Company adopts the Transitional Tax Regime (RTT), which allows clear the effects arising from the changes provided by-law No.  11,638/2007 and No. 11,941/2009, from the calculation basis of these taxes.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(In thousands of Brazilian reais, except as stated otherwise)

2.   Summary of significant accounting policies (Continued)

2.17.  Current and deferred income tax and  social contribution (Continued)

a)     Current income tax and social contribution (Continued)

Current and deferred income tax and social contribution are calculated based on the rates of 15%, plus an addition 10% on  taxable income exceeding R$ 240 per annum for income tax, and 9% on taxable income for social contribution on net income. Any offset on tax losses and negative social contribution basis are taken into consideration, however limited to 30% of annual taxable income, except for the rural activity which is of up to 100% of annual taxable income. There is no prescription term for the balance of tax loss and negative social contribution basis.

As permitted by tax legislation, certain subsidiaries opted for the presumed income regime. For these companies, the income tax and social contribution calculation basis is based on the estimated profit assessed at the rate of 8% and 12% on gross revenue, respectively, on which the nominal rates of the related tax and contribution are applied.

b)     Deferred income tax and social contribution

Income tax and social contribution (a federal tax on taxable income) is recognized by the estimated future effect of temporary differences and tax losses (both for income tax and for social contribution). It is recognized as a liability of deferred income tax and social contribution for all the temporary tax differences, whereas the deferred income tax and social contribution is recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. The deferred tax and social contribution assets and liabilities are classified as long term. The income tax related to items directly recognized in equity in the current period or prior period are directly recognized in the same account.

Deferred income tax and social contribution are calculated on income tax losses, negative social contribution basis and the related temporary differences between the calculation basis of income tax and social contribution assets and liabilities and the book values of the financial statements. The rates of these taxes, currently defined for the determination of these deferred credits are 25% for income tax and 9% for social contribution (Notes 21 and 28).

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(In thousands of Brazilian reais, except as stated otherwise)

2.   Summary of significant accounting policies (Continued)

2.18.  Benefits to employees

a)     Share-based payments

The Group operates a number of equity-settled, share-based compensation plans, under which the entity receives services from employees as consideration for equity instruments (options) of the Group. The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted, excluding the impact of any service and non-market performance vesting conditions (for example, profitability, sales growth targets and remaining an employee of the entity over a specified time period). Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the balance sheet date, the entity revises its estimates of the number of options that are expected to vest based on the non-market vesting conditions. It recognizes the impact of the revision to original estimates, if any, in the statement of operations, with a corresponding adjustment to equity.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

b)    Profit sharing

The company provides employees participation in a profit-sharing arrangement, pursuant to which all of the employees have the right to receive annual bonuses based on our consolidated financial results, on operational results and achievements and also on personal goals set for individual employees.

The recognition of this participation is usually carried out at year end, when the amount can be reliably measured by the Company.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(In thousands of Brazilian reais, except as stated otherwise)

2.   Summary of significant accounting policies (Continued)

2.19.  Share capital

Common shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

2.20.  Transactions and non-controlling interest

Non-controlling interest is shown as a component of equity in the balance sheet and the share of profit attributable to non controlling interest is shown as a component of profit or loss. For the year in the consolidated statement of operations at June 30, 2012, and at June 30, 2013 there was no non controlling shareholders interest.

For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity. When the group ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

2.21.  Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods in the ordinary course of the Group's activities, or further, leases. Revenue is presented net of taxes and after eliminating sales within the Group have been accounted for.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(In thousands of Brazilian reais, except as stated otherwise)

2.   Summary of significant accounting policies (Continued)

2.21.  Revenue recognition (Continued)

The Group recognizes revenue when the amount of revenue can be reliably measured, is probable that future economic benefits will flow to the entity and when specific criteria have been met for each of the Group's activities as described below. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each sale.

a)    Sale of goods

Revenue from grain and sugarcane sales is recognized when the significant risks and benefits of ownership of the goods are transferred to the purchaser, usually, when the products are delivered to the purchaser at the determined location, according to the agreed sales terms.

In the case of grains, the Company normally performs forward contracts where the price is set up by the Company for the total or partial volume of grains sold at the delivery date, based on the calculations agreed on the selling contracts.  Certain selling contracts are established in US dollars where the amount in reais is also established based on the forex rate according to the sale terms. The price can also be adjusted by other factors, such as humidity and other technical characteristics of grains. Upon the grains delivery, the revenue is recognized based on the price established with each purchaser considering the forex rate on the delivery date. After the grains are delivered to the addressee, the quality and final weight are evaluated, thus determining the final price of the transaction, and adjusting the contractual amounts in accordance with such factors as well as by the forex rate variation up to the settlement date.

b)    Sale of farms

Sales of farms are not recognized as revenue until (i) the sale is completed, (ii) the Group has determined that it is probable the buyer will pay, (iii) the amount of revenue can be measured reliably, and (iv) the Group has transferred all risks and rewards to the buyer, and does not have a continuing involvement. The result from sales of farms is presented in the statement of operations as “Gain for sale of farm “ at net value of the related cost.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(In thousands of Brazilian reais, except as stated otherwise)

2.   Summary of significant accounting policies (Continued)

2.21.  Revenue recognition (Continued)

c)    Revenue from leasing of land

The leasing revenues of land is recognized on the straight line basis over the leasing period. When the lease price is defined in quantities of agricultural products or livestock, the lease amount is recognized based on the price of the agricultural product or livestock effective at the balance sheet date or at the date established in contract. The amounts received in advance as leasing, when applicable, are recognized in current liabilities under the caption "Other liabilities".

Leasing revenues in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases.

2.22.  Financial income and expenses

Financial income and expenses represent interest, monetary and exchange variations arising from advances on export contracts, financial investments, trade receivables, monetary and exchange variations on assets and liabilities, derivative financial instruments and discounts obtained from suppliers for the prepayment of trade payables invoices.

2.23.  Leases

The Company classifies lease of farms as operating leases to the extent that a significant portion of the risks and benefits of the ownership is held by the leaser. The lease expenses are initially recorded as part of biological assets and recorded as cost of sales of agricultural products upon the sale. The lease payments are valued based on a future quotation of soybean and as such, do not have a fixed value.

2.24.  Dividends payable and interest on own capital

Distributions of dividends and interest on capital to the Company's stockholders are recognized as a liability in the Group's financial statements at year-end based on the Company's articles of associations. Any amount that exceeds the minimum legally required is only approved at the shareholders’ general meeting according to the proposal submitted by the Board of Directors.

The tax benefit of interest on capital is recognized in the statement of comprehensive income.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(In thousands of Brazilian reais, except as stated otherwise)

2.   Summary of significant accounting policies (Continued)

2.25.  Adjustment to present value - of assets and liabilities

Assets and liabilities arising from long term or short term operations of material effect, are adjusted to present value.

Accordingly, certain elements of assets and liabilities are adjusted to present value, based on discount rates, which aim to reflect the best estimates, as regards to the value of money in time.

The discount rated used varies depending on the features of the assets and liabilities in review. That is, it shall depend on the risk, term, specific to the mentioned  item. Its basis and assumption is the average rate of loans and financing obtained by the Company, net of inflationary effect.

2.26.  Basic and diluted earnings (loss) per share

The basic earnings/(loss) per share is calculated by dividing the available net income (loss) (allocated) to common shareholders by the average weighted number of outstanding common shares during the year.

The diluted earnings per share is similarly computed, except that the outstanding shares are added, to include the number of additional shares that would be outstanding if the shares with potential dilution attributable to stock options and warrants had been issued during the related years, using the weighted average price of the shares.

2.27.  Statement of comprehensive income

To comply with the corporate provisions (CPC 26 (R1)), the Company presented the statement of comprehensive income in its financial statements. The Company does not have other comprehensive income, other than the result for the year.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(In thousands of Brazilian reais, except as stated otherwise)

2.   Summary of significant accounting policies (Continued)

2.28.  Statements of cash flow and value added

The statements of cash flows and value added are prepared and presented in accordance with CVM Resolution 641, of October 07, 2010 which approved the Accounting Pronouncement CPC 03 (R2) – Statement of cash flows, issued by the Accounting Pronouncements Committee (CPC). The statements of value added are prepared and presented in accordance with CVM Resolution 557, of November 12, 2008, which approved the accounting pronouncement CPC 09 – Statement of value added, issued by CPC.

Certain debt agreements require that the Company holds marketable securities as guarantee for the outstanding balances. Such investments are linked while held in guarantee. The Company records the purchases and sales of such investments as investment activities in the statement of cash flows.

3.   Critical accounting estimates and judgments

Accounting estimates and judgments are continuously assessed and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next year are addressed below.

a)      Residual value and useful life of property, plant and equipment

The value and useful life of assets, as described in Note 16, are assessed by specialists and are adjusted when necessary at the end of each reporting period.

The carrying amount of the asset is immediately reduced to its recoverable value if the carrying amount is estimated to exceed the recoverable value.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(In thousands of Brazilian reais, except as stated otherwise)

3.   Critical Accounting Estimates and Judgments (Continued)

b)    Contingencies

The Company is involved in different judicial and administrative lawsuits, as described in Note 30. Provisions are set up for all the contingencies related to judicial lawsuits that are estimated to represent probable losses (present obligations resulting from past events where an outflow of resources is probable and it can be reliably estimated). The evaluation of the probability of loss includes the opinion of external legal advisors. Management believes that these contingencies are properly recorded and presented in the financial statements. (Note 30).

c)    Warrants

As described in Note 22(a) the Company issued warrants to its founding shareholders in March 2006, before the initial public offering. In the prospect of the initial public offering the Company disclosed that the issue of warrants to its founding shareholders was a form of recognition to these individuals for their work and dedication to the Company in establishing a faoundation, entrepreneur spirit, preparing for the Company’s IPO and overall commitment to the Company’s development. The warrants attribution to the founder shareholders was conducted on a free basis.

The Company concluded that the warrants should be recorded in the scope of IFRS 2, as instrument of shareholding interest issued in exchange for services rendered by others than the employees. Considering that  before the transition date to IFRS (July 1, 2009) all warrants of first issuance could already be exercised and the Company had not disclosed the fair value at the evaluation date, the requirements for the transition to IFRS resulted in the recognition and evaluation that the IFRS 2 requirements do not apply to the warrants.

Determine whether the warrants are in the scope of IFRS 2 or not, requires judgment to check the requirements forecast in the scope of the accounting standard.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(In thousands of Brazilian reais, except as stated otherwise)

3.   Critical Accounting Estimates and Judgments (Continued)

d)    Biological assets

The fair value of biological assets recorded in the balance sheet (Note 11) was determined using valuation techniques, including the discounted cash flow method. The input for these estimates are based on those observable in the market, whenever possible, and when such inputs are not available, a certain level of judgment is required to estimate the fair value. Judgment is required in order to estimate inputs such as, for example, selling price of the assets, estimated productivity, as well as estimated costs for planting and growing. Changes in the assumptions used to determine those inputs may affect the fair value recognized for biological assets

.

An increase or decrease of 1% in the expected productivity of sugarcane and grains would result in an increase or decrease in the value of the biological asset of R$612 and an increase or decrease of 1% in the price of sugarcane and grains would result in an increase or decrease in the value of the biological asset of R$830.

e)    Investment properties

The fair value of the investment properties disclosed in the notes to the financial statements was obtained through valuation reports of the farms prepared by internal experts.

The valuation was carried out according to market practices. Certain factors such as location, type of soil, climate of the region, calculation of the improvements, presentation of the  elements and calculation of the land value were all taken into account during the valuation process.

Methodology used

At June 30, 2013 and 2012 the evaluation at fair value was conducted by experienced professional who are the Company’s employees and no evaluations were conducted by independent third parties at this base date.

To estimate the Market value of the Company’s farms for each of its properties the following was taken into consideration: (i) its level of development, (ii) the quality and maturing of soil and (iii) the agricultural capacity and potential.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(In thousands of Brazilian reais, except as stated otherwise)

3.   Critical Accounting Estimates and Judgments (Continued)

e)    Investment properties (Continued)

Methodology used (Continued)

Accordingly, the first step in the evaluation was to carry out a detailed analysis of each farm allocating each hectare in different categories taking into consideration the three items mentioned above. Secondly, we evaluated the market value for each one of these categories in soybean bags.  The basis for this evaluation included considerations of offers received from farms as well as indicative prices disclosed in specialized reports of wide circulation. This  methodology resulted in the value of each farm in soybean bags (index).

The estimated amount of each farm in terms of the index (soybean bags) are amounts of reference for time sales. For this reason, as a final stage, the current and future soybean prices for each of the farms were estimated and adjusted to present value so as to measure the value of properties for a non financed sale. The final amount of each farm was therefore defined, by multiplying the value of the farm in soybean bags by the present value of soybean price.

The determined fair value disclosed corresponds only to the bare land for a non financed sale not including buildings and improvements.

f)     Deferred income tax

The Company recognizes deferred assets and liabilities, as described in Note 21, based on the differences between the carrying amount presented in the financial statements and the tax basis of assets and liabilities using the effective rates. The Company regularly revises the deferred tax assets for the possibility of recovery, considering the generated historical profit and the forecast future taxable income, in accordance with a study of technical feasibility.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(In thousands of Brazilian reais, except as stated otherwise)

4.   Pronouncements (new or reviewed) and interpretations applicable to the years started from January 1, 2013

New accounting standards, interpretations and updates in the existing pronouncements which are not yet effective and have not been early adopted by the Company are disclosed below. The Company fiscal year is June 30, 2013, accordingly the pronouncements below are applicable from July 1, 2013

Standard	Main requirements

IFRS 9 Financial Instruments

Classification and Measurement, finalizes the first part of the replacement Project of “IAS 39 Financial Instruments: Recognition and Measurement”. This new standard uses a simple approach to determine whether a financial assets is measured at amortized cost or fair value, based on the manner how an entity manages its financial instruments (its business model) and the contractual cash flow characteristic of the financial assets. An IFRS 9 also requires the adoption of only one method to determine losses on the recoverable value of assets

IFRS 10 Consolidated Financial Statements

IFRS 10, establishes principles for the presentation and preparation of the consolidated financial statements when an entity controls one or more entities. IFRS 10 replaces the consolidation requirements of SIC-12 Consolidation of Specific Purpose and IAS 27 Consolidated and Separate Financial Statements.

IFRS 11 Joint Agreements

IFRS 11 sets a more realistic reflection of joint agreements, concentrating on the rights and obligations of the agreement, instead of its legal form. The standard approaches inconsistencies in the treatment of a joint agreement , requiring only one method to treat jointly controlled entities, through the equity method. IFRS 13 replaces IAS 31 Jointly Controlled Businesses and SIC-13 Jointly Controlled Entities - Non Monetary Contributions by Shareholders. Early application is allowed. The main effects arising from the adoption of IFRS 11 shall be the end of proportional consolidation, fact which shall not affect the Company’s consolidated information.

IFRS 12 Disclosures of Interest in Other Entities

IFRS 12 is a new and comprehensive standard on the requirements of disclosure of all means of interest in other entities, including subsidiaries, joint ventures, associated and non consolidated structured entities. Early application is allowed.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(In thousands of Brazilian reais, except as stated otherwise)

4.   Pronouncements (new or reviewed) and interpretations applicable to the years started from January 1, 2013 (Continued)

Standard	Main requirements
IFRS 13 – Measurements at Fair Value

Replaces and consolidates all guidelines and requirements related to the measurement at fair value comprised in the other IFRSs pronouncements in one single pronouncement. IFRS 13 defines fair value and guides on the determination of fair value and the disclosure requirements related to the measurement at fair value. However, it does not introduce any new requirement or alteration in relation to the items that should be measured at fair value, which remain in the original pronouncements.

IAS 27 Individual and Consolidated Financial Statements (Revised in 2011)

As a consequence of the recent IFRS-10 and IFRS-12, the remainder in IAS 27 is restricted to the accounting of subsidiaries, jointly controlled entities and associated in separate financial statements.

IAS 28 (Revised in 2011) Investments in Associated and Joint Ventures

As a consequence of the recent IFRS 11and IFRS 12, IAS 28 becomes IAS 28 Investment in Associated and Joint Ventures, and describes the application of the equity method for investments in joint ventures, in addition to the investment in associated.

Changes to IAS 19 – Benefits to Employees

Elimination of the corridor approach, recognizing actuarial gains or losses recognized in other comprehensive results for the pension plans and the result for other long term benefits, when incurred, among other revisions.

Changes to IAS 1 - Presentation of the Financial Statements	Introduces the requirement that the items recorded in other comprehensive results are segregated and totaled among items which are and which are not later reclassified to profits and losses.

IAS 12 Income Tax (Revised) – Deferred Taxes – Recovery of Underlying Assets

The review clarifies the determination for calculation of deferred taxes on investment properties measured at fair value. Introduces the refutable assumption that the deferred tax on investment properties measured by the fair value model in IAS 40 (CPC 31) should be defined based on the fact that its carrying amount shall be recovered by means of sale. Additionally, introduces the requirement that the deferred tax on assets not subject to depreciation which are measured using the revaluation model of IAS 16 (CPC 27) are always measured based on the sale of the asset. This review shall be effective for the annual periods started at or after January 1, 2012.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(In thousands of Brazilian reais, except as stated otherwise)

4.   Pronouncements (new or reviewed) and interpretations applicable to the years started from January 1, 2013 (Continued)

Standard	Main requirements
IFRS 1 First-time Adoption of IFRS (Review) - Hyperinflation and Removal of Fixed Dates for First Time Adoption (Revised).

IASB provided guidelines on how an entity should resume the presentation of financial statements based on IFRS when its functional currency is no longer subject to hyperinflation. The review shall be effective for annual periods started at or after July 1, 2011.

IFRS 7 Financial Instruments - Disclosure – More Requirements for Disclosure of Derecognition

The revision requires additional disclosure on financial assets transferred but not derecognized to allow the understanding of user of the Company’s financial statements of the relation between the assets that were not derecognized and the related liabilities In addition, the revision requires the disclosure on the entity’s continuous involvement with derecognized assets to allow the users’ evaluation of the nature of the involvement and related risks, The revised standard shall be effective for the annual periods started at or after July 1, 2011.

IAS 1 Presentation of the Financial Statements	This improvement clarifies the difference between the voluntary additional comparative information and the necessary minimum comparative information.

IAS 16 Property, Plant and Equipment	This improvement explains that the main replacement parts and equipment to render services which complies with the definition of property, plant and equipment are not part of the inventories.

IAS 32 Financial Instruments Presentation	This improvement clarifies that the income tax arising from distributions to shareholders is recorded in accordance with IAS 12 Income Tax.

IAS 34 Interim Financial Statements

The revision presents an alignment of the disclosure requirements for total assets of the segment with total liabilities of the segment in the interim financial statements. This clarification also assures that interim disclosures area aligned with the annual disclosures.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(In thousands of Brazilian reais, except as stated otherwise)

4.   Pronouncements (new or reviewed) and interpretations applicable to the years started from January 1, 2013 (Continued)

The Company intends to adopt such standards when they are applicable to the Company from July 1, 2013.

The Company analyzed the effects from the adoption of the new standards, interpretations and changes and concluded that there shall be no significant impact on the financial statements for June 30, 2013.

CPC has not yet issued the pronouncements and changes related to the new and revised IFRSs previously presented. Due to the commitment of CPC and CVM maintaining the whole of standards issued updated based on the updating performed by IASB, it is expected that these pronouncements and changes are issued by CPC and approved by CVM up to the date of their mandatory application.

There are no new standards or interpretations issued and not yet adopted which may, in Management’s opinion, significantly impact on the result or equity disclosed by the Company for June 30, 2013.

No new pronouncements have been issued by IASB further to those disclosed in the financial statements for the year ended June 30, 2013 and which are mandatory for the years starting from July 1, 2013.

5    Financial risk management

5.1.    Financial risk factors

The Company operates with various financial instruments, including cash and cash equivalent and other available funds, trade receivables, accounts receivable for the sale of farms, accounts payable to suppliers, accounts payable for the purchase of farms and loans and financing.

Certain Company's operations expose it to market risks, mainly in relation to exchange rates, interest rates and changes in the prices of agricultural commodities. As a result, the Company also enters into derivative financial instruments, used to hedge exposures with respect to crops or with respect to assets and liabilities recognized in the balance sheet, depending on the nature of the specific operation.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(In thousands of Brazilian reais, except as stated otherwise)

5    Financial risk management (Continued)

5.1.    Financial risk factors (Continued)

Considering the nature of the instruments ,excluding derivative financial instruments, the fair value is basically determined by the application of the discounted cash flow method. The amounts recorded under current assets and liabilities have either immediate liquidity or maturity of have a maturity in less than twelve months. Considering its terms and characteristics the book value approximates its fair values.

(a)   Cash and cash equivalents , marketable securities, accounts receivable, receivable from sale of farms, loans with related parties and accounts payable

The amounts recorded approximate its estimated fair value.

(b)   Loans and financing

The book value of loans and financing are denominated in reais and have interest rates either fixed or based on the TJLP (Long Term Interest Rate). The book value of loans and financing approximates its fair value.

5.2.    Policies approved by the Board of Directors for the use of financial instruments, including derivatives

The Company's policies with respect to transactions with financial instruments, which have been approved by the Board of Directors, are as follows: (i) Investment Policy which provides guidelines with respect to Company's investment of available funds, considering the counterparty risk, the nature of the instruments and its liquidity among others; (ii) Hedge Policy which provides guidelines to manage the Company's exposures to foreign currency risk, interest rate and indices risks, and agricultural commodities price risk, always with the purpose of hedging a specific asset or liability that generates the exposure; and (iii) Risk Policy, which addresses items not covered by the Investment Policy or the Hedge Policy including hedge of future cash flows with respect to future production of commodities.

The Executive Officers report the operations entered into at the Board of Directors' meetings.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(In thousands of Brazilian reais, except as stated otherwise)

5    Financial risk management (Continued)

5.3.    Analysis of exposure to financial risks

a)     Foreign currency risk

This risk arises from the possibility of the Company incurring losses due to fluctuations in exchange rates, which reduce the amount of assets or increase the amount of liabilities. This risk also arises with respect to commitments to sell existing products in inventories or agricultural products being grown when the sales are made at prices, denomindated in a foreign currency are to be fixed at a future date.

Company		Non derivatives - Book balance- Thousands of R$		Derivatives (Note 7)- Position - Thousands of US$
Accounting caption	Index to which it is exposed	06/30/2013	06/30/2012	06/30/2013	06/30/2012
Acquisitions payable	USD	-	-	-	-
Transactions with derivatives		-	-	(17,594)	(2,592)
Total		-	-	(17,594)	(2,592)

Consolidated		Non derivatives- Book balance- Thousands of R$		Derivatives (Note 7)- Position - Thousands of US$
Accounting caption	Index to which it is exposed	06/30/2013	06/30/2012	06/30/2013	06/30/2012
Acquisitions payable	USD	(2,163)	(1,974)	-	-
Transactions with derivatives		-	-	(1,461)	(31,833)
Total		(2,163)	(1,974)	(1,461)	(31,833)

b)      Interest rate and indices risk

This risk arises from the possibility of the Company incurring in losses due to fluctuations in the interest rates or indices which increase the amount of liabilities. The liabilities with respect to certain contracts for the acquisition of farms are subject to changes based on the IGP-M ("FGV"), an inflation index.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(In thousands of Brazilian reais, except as stated otherwise)

5    Financial risk management (Continued)

5.3.    Analysis of exposure to financial risks (Continued)

b)    Interest rate and indices risk (Continued)

Company		Non derivatives - Book balance - Thousands of R$
Accounting caption	Index to which it is exposed	06/30/2013	06/30/2012
Cash and cash equivalents	CDI	(28,756)	(23,562)
Marketable securities	CDI	(28,984)	(21,872)
Acquisitions payable	CDI
Total CDI		(57,740)	(45,434)
Acquisitions payable	IGP-M	(17,646)	(16,588)
Total IGP-M		(17,646)	(16,588)
Loans and financing	TJLP	7,804	(26,997)
Total TJLP		7,804	(26,997)
Loans and financing	Fixed rates	53,558	(47,336)
Total fixed rates		53,558	(47,336)

Consolidated		Non derivatives - Book balance - Thousands of R$
Accounting caption	Index to which it is exposed	06/30/2013	06/30/2012
Cash and cash equivalents	CDI	75,694	67,464
Marketable securities	CDI	27,232	23,197
Acquisitions payable	CDI	(23,841)	(22,296)
Total CDI		79,085	68,365
Acquisitions payable	IGP-M	(17,646)	(16,588)
Total IGP-M		(17,646)	(16,588)
Loans and financing	TJLP	7,804	(27,038)
Total TJLP		7,804	(27,038)
Loans and financing	Fixed rates	94,050	(67,323)
Total fixed rates		94,050	(67,323)

c)    Agricultural commodities price risk

This risk arises from the possibility of the Company incurring in losses due to fluctuations in the market prices of agricultural products.

Company		Non derivatives - Book balance - Thousands of R$		Derivatives (Note 7) - Volume - Thousands of bags
Accounting caption	Index to which it is exposed	06/30/2013	06/30/2012	06/30/2013	06/30/2012
Transactions with derivatives	Soybean	-	-	(1,021)	(1,247)
Transactions with derivatives	Corn	-	-	(114)	(406)

Consolidated		Non derivatives - Book balance - Thousands of R$		Derivatives (Note 7) - Volume/Position-
Accounting caption	Index to which it is exposed	06/30/2013	06/30/2012	06/30/2013	06/30/2012
Trade receivables	Soybean	72,824	22,204	-	-
Transactions with derivatives	Soybean	-	-	(1,024)	(1,247)
Transactions with derivatives	Corn	-	-	(114)	(406)

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(In thousands of Brazilian reais, except as stated otherwise)

5    Financial risk management (Continued)

5.4.    Objectives and strategies of risk management and of use of derivative instruments

The management of financial risks is the responsibility of the Executive Officers whom evaluate the exposure to the foreign currency risk, interest rate and indices risk and agricultural commodities price risk with respect to assets, liabilities as well as other transactions of the Company. Considering the exposure to such risks, management evaluates the convenience, cost and availability in the market of derivative financial instruments which may mitigate the exposure to such risks. After such assessment, the Officers may decide to enter into derivative financial instruments within the parameters previously approved in the Policies referred to above and reports to the Board of Directors in its meetings.

5.5.    Risks related to each hedging strategy

The use of derivative instruments as an economic hedge reduces the risks of changes in the cash flows arising from the foreign currency risk, interest rate and indices risk and agricultural commodities prices risks, which currently are soybean and corn.

However the change in the fair value of the derivative financial instrument may differ from the change in the cash flows or fair value of the assets, liabilities or forecasted transactions which are being hedged, as a result of varyingfactors. Such factors include differences between the contracting dates, the maturity and settlement dates, or differences in "spreads" on the financial assets and liabilities being hedged and the corresponding spreads in the related legs of the swaps.

In the case of the strategy to hedge recognized assets and liabilities, management believes that the derivative financial instruments present a high degree of protection with respect to the changes in the assets and liabilities being hedged.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(In thousands of Brazilian reais, except as stated otherwise)

5    Financial risk management (Continued)

5.5.    Risks related to each hedging strategy (Continued)

In the case of the strategy to hedge forecasted sales of soybean or to hedge accounts payables/receivables that have its amount subject to changes based on commodities, there may be differences arising from additional factors such as differences between the estimated and actual soybean volume to be harvested, or differences between the quoted price of soybean in the international markets where the derivative financial instruments are quoted and the price of soybean in the markets in which soybean is physically delivered/received by the Company. Should the soybean volume effectively harvested be lower than the amount for which hedging instruments were contracted, the Company will be exposed to variations in the price of the commodities by the volume hedged in excess and vice-versa should the soybean volume effectively harvested be higher than the hedged volume.

To the extent that the Company does not fix the selling price of soybean through derivative financial instruments, but rather establishes a range of selling prices through options, the quantity of US dollars to be received from the sale of soybean to customers and from the settlement of the options may vary. Should the notional amount of futures to sell US dollars entered into be lower than the actual amount of US dollars received, the Company will be exposed to changes in the exchange rate between the US dollar and the Brazilian real for the amount protected in excess and vice-versa should the amount entered into be higher than the actual amount received

Additionally, the Company is subject to credit risk with respect to the counterparty of the derivative financial instrument. The Company has contracted derivative financial instruments either traded in stock exchanges or from prime financial institutions or "trading" companies. The Company understands that at the balance sheet date there are no indications of collectability risk with respect to the amounts recognized as assets with respect to derivative financial instruments.

5.6.    Controls over the use of derivative financial instruments

The main controls implemented over the use of derivative financial instruments are:

·  establishment of policies defined by the Board of Directors;

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(In thousands of Brazilian reais, except as stated otherwise)

5    Financial risk management (Continued)

5.6.    Controls over the use of derivative financial instruments

The main controls implemented over the use of derivative financial instruments are: (Continued)

·  prohibition to enter into derivative financial instruments that have not been approved by the Executive Officers;

·  maintenance by the Executive Officers of a centralized inventory of outstanding derivative financial instruments contracts;

·  daily risk report with the consolidated position provided to a group comprising the Executive Officers and designated members of the Board of Directors;

·  monthly monitoring by the Executive Officers of the fair values as reported by the counterparties as compared to the amounts estimated by management; and

·  the fair value of the derivative financial instruments is estimated based on the market in which they were contracted and also in which the instruments are inserted.

5.7.    Recognition of gain and losses in the statement of operations

The gains and losses for changes in the fair value of derivative financial instruments are recognized in the statement of operations separated by realized results (corresponding to derivative financial instruments that have already been liquidated) and unrealized results (corresponding to derivative financial instruments not yet liquidated).

5.8.    Estimate of fair value of derivative financial instruments

The fair value of derivative financial instruments traded in stock exchanges (BM&FBOVESPA and Chicago Board of Trade) is determined based on the quoted market price at the balance sheet date. To estimate the fair value of derivative financial instruments not traded on stock exchanges, the Company uses quotations for similar instruments or information available in the market and uses valuation methodologies widely used as well as those used by the counter parties. The estimates do not necessarily guarantee that such operations may be settled at the estimated amounts. The use of different market information and/or valuation methodologies may have a relevant effect on the amount of the estimated fair value.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(In thousands of Brazilian reais, except as stated otherwise)

5    Financial risk management (Continued)

5.8.    Estimate of fair value of derivative financial instruments (Continued)

Derivative financial instruments entered into by our wholly-owned subsidiary FIM Guardian (foreign currency and indices derivatives), are recognized at its fair value by the subsidiary in accordance with the specific rules applicable for investment funds using market curves observed in the Futures and Commodities Exchange (BM&F) or in the Cetip S.A.

Specific methodologies used for derivative financial instruments entered into by the Company are the following:

● Derivative financial instruments of agricultural commodities - The fair value is obtained by using various market sources including quotes provided by international brokers, international banks and available in the Chicago Stock Exchange (CBOT).

● Derivative financial instruments of foreign currencies - The fair value is determined based on information obtained from various market sources including, as appropriate the BM&F Bovespa, Cetip, local banks, in addition to information sent by the operation counterparty.

a)     Sensitivity analysis

Management identified for each type of derivative financial instrument the situation of variation in foreign exchange rates, interest rates or commodities  prices which may generate loss in assets and/or liabilities which is being hedged or, in the case of derivative financial instruments related to transactions not recorded in the balance sheet, in the fair value of the contracted derivatives.

The sensitivity analysis aims at measuring the impact from the changes in the market variables on mentioned financial instruments of the Company, considering all other market indicators comprised. Upon their settlement, such amounts may differ from those stated below, due to the estimates used in their preparation.

This analysis contemplates 5 distinct scenarios that differ among them due to the intensity of variation in relation to the current market. At June 30, 2013, as reference for scenarios probable, I, II, III and IV a variation in relation to the current Market of 0%, -50%, -25%, +25%, +50% respectively, was considered.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(In thousands of Brazilian reais, except as stated otherwise)

5    Financial risk management (Continued)

5.8.    Estimate of fair value of derivative financial instruments (Continued)

a)    Sensitivity analysis (Continued)

The reference for the preparation of the Probable Scenario was the Market Prices of each one of the reference assets of derivative instruments held by the Company at the closing of this year. Since all these assets are inserted in competitive and open markets, the current market price is a satisfactory reference for the expected price of these assets. Accordingly, since the current Market price was the reference for the calculation of both book value of derivatives and the Probable Scenario, the result of the latter one is equal to zero.

The assumptions and scenarios are as follows:

					2013
		Devaluation in US dollar		Appreciation in US dollar
	Probable scenario	Scenario I -50%	Scenario II -25%	Scenario III - 25%	Scenario IV - 50%

Foreign exchange rate - R$ / US$	2.22	1.11	1.66	2.77	3.32

Soybean - US$ / bushel – August 2013 (CBOT)	14.31	7.16	10.73	17.89	21.47
Soybean - US$ / bushel– May 2014 (CBOT)	12.55	6.27	9.41	15.68	18.82
Soybean - R$ / bushel– July 2014 (CBOT)	30.22	15.11	22.67	37.78	45.33
Soybean - US$ / bushel – July 2014 (CBOT)	12.59	6.29	9.44	15.73	18.88

Corn - R$ / bushel – July 2014 (CBOT)	25.71	12.86	19.29	32.14	38.57
Corn - US$ / bushel – July 2014 (CBOT)	5.36	2.68	4.02	6.69	8.03

					2012
		Devaluation in US dollar		Appreciation in US dollar
	Probable scenario	Scenario I -50%	Scenario II -25%	Scenario III - 25%	Scenario IV - 50%

Foreign exchange rate - R$ / US$	2.12	1.06	1.59	2.65	3.18
Foreign exchange rate - R$ / US$
Soybean - US$ / bushel – November 2012	14.99	7.50	11.24	18.74	22.48
Soybean - R$ / bushel – March 2013	29.86	14.93	22.40	37.33	44.79
Soybean - US$ / bushel – May 2013	14.22	7.11	10.67	17.78	21.33
Soybean - R$ / bushel – July 2013	29.90	14.95	22.42	37.38	44.85
Soybean - US$ / bushel – July 2013	14.16	7.08	10.62	17.70	21.24

Corn - R$ / bushel – July 2013	14.45	7.23	10.84	18.06	21.68
Corn - R$ / bushel – September 2012	25.80	12.90	19.35	32.25	38.70
Corn - US$ / bushel – September 2012	6.60	3.30	4.95	8.25	9.90

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(In thousands of Brazilian reais, except as stated otherwise)

5    Financial risk management (Continued)

5.8.    Estimate of fair value of derivative financial instruments (Continued)

a)    Sensitivity analysis (Continued)

The table below  discloses, for each situation, the effect on the change in the estimated fair value at June 30, 2013 of the derivative financial instrument as well as the effect on income from the increase or decrease in the recorded amount of the related asset or liability. The effect has been determined on an individual basis for each derivative financial instrument, asset or liability for each situation and for each scenario without considering combined or compensatory effects of the change in more than one variable or in the same variable in other derivative financial instruments, i.e., maintain all the other variables constant. Accordingly, each line of the table shall be individually considered without considering the effects discloses in the other lines.

This sensitivity analysis aims to measure the impact of variable market changes on the aforementioned financial instruments of the Company, considering all other market indicators included. Upon their settlement, such amounts may differ from the ones stated below, due to the estimates used in their preparation.

									2013
Operation	Risk		Sensitivity analysis (R$'000)				Position		Maturity
		(a)	Low		High
		Probable scenario	Scenario I	Scenario II - 50%	Scenario III - 25%	Scenario IV - 50%	Amount	Measurement unit
Derivative	SOYBEAN	-	31,003	15,551	(15,386)	(30,988)	(1,021)	thousand bags of soybean	aug/13 to jul/14
	CORN	-	1,602	801	(801)	(1,602)	(114)	thousand bags of corn	jul/14
	USD	-	12	(1,179)	661	91	(1.461)	US$'000	jul/13 to jul/14

									2012
Operation	Risk		Sensitivity analysis (R$)						Maturity
			Low		High
		Probable scenario	Scenario I	Scenario II - 50%	Scenario III - 25%	Scenario IV - 50%	Amount	Measurement unit
Derivative	SOYBEAN	(3,866)	(44,465)	(24,166)	16,433	36,732	(1,247)	thousand bags of soybean	nov/12 to jul/13
	CORN	(1,289)	(7,061)	(3,837)	2,609	5,832	(407)	thousand bags of corn	ago/12 a jun/13
	USD	(3,269)	(37,600)	(20,434)	13,895	31,060	(31,833)	US$'000	jul/12 to jul/13
Debt for purchase of farm		(101)	(1,165)	(633)	431	962	(983)		dec/12

(a)  At June 30, 2013, the reference for the preparation of the Probable Scenario was the market prices for each one of the reference assets of derivative instruments held by the Company at the closing of this year. Since all these assets are inserted in competitive and open markets, the current market price is a satisfactory reference for the expected price of these asssets. Accordingly, since the price of current market was the reference for calculation of both book value of derivatives and the Probable Scenario the result of the latter one is equal to zero.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(In thousands of Brazilian reais, except as stated otherwise)

5    Financial risk management (Continued)

5.8.    Estimate of fair value of derivative financial instruments (Continued)

a)    Sensitivity analysis (Continued)

In addition, we present in the table below the summary of possible scenarios for the following 12 months (June 2013 and 2014) of the Company’s loans and receivables. Reliable sources of indices disclosure were used for the rates used in the "probable scenario".

												(Amounts in thousands of R$)
			Current		Scenario I - Probable		Scenario I - Possible		Scenario II - Remote		Scenario I - Possible		Scenario II - Remote
		(*) annual average rates					Decrease		Decrease		Increase		Increase
Risk	Classification	Description	30-jun-13				25%		50%		25%		50%
CDI	Investment	Investment - CDI	8.00%	104,040	9.25%	1,815	6.00%	(2,075)	4.00%	(4,149)	10.00%	2,075	12.00%	4,149
USD	Investment	Investment - USD (Fed Funds)	0.08%	6,869	0.10%	1	0.060%	(1)	0.040%	(3)	0.1000%	1	0.120%	3
TJLP	Financiamento	Financng in TJLP - BNDES	5.00%	7,760	5.00%	-	3.75%	(44)	2.50%	(89)	6.25%	44	7.50%	89
NA	Financing	Financng in pre fixed rate
NA	Financiamento	Rural Credit	5.88%	2,681	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
NA	Financing	Constitutional Fund	7.23%	75,955	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
NA	Financing	Working capital	8.75%	10,506	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
NA	Financing	BNDES	6.24%	2,323	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
NA	Debt	Farm payable	0.00%	3,000	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
USD	Debt	Farm payable	2.2156	2,163	2.35	131	1.66	(541)	1.11	(1,082)	2.77	541	3.32	1,082
IGPM	Debt	Farm payable	4.84%	17,645	5.26%	74	3.63%	(214)	2.42%	(427)	6.05%	214	7.26%	427
CDI	Debt	Farm payable	8.00%	23,841	9.50%	358	6.00%	(477)	4.00%	(954)	10.00%	477	12.00%	954
SOJA	Receivable	Receivables from Farms	50.18	275,000	50.18	-	37.64	(3,450)	25.09	(6,900)	62.73	3,450	75.27	6,900
SOJA	Receivable	Recebíveis de Fazendas	55.85	212,000	55.85	-	41.89	(2,960)	27.93	(5,920)	69.81	2,960	83.775	5,920
SOJA	Receivable	Receivables from Farms	55.85	811,333	55.85	-	42	- 11,328	28	- 22,656	70	11,328	84	22,656

b)    Credit risk

Credit risk refers to the risk of the noncompliance by a counterparty of its contractual obligations, leading the Company to incur possible financial losses. The risk to which the Company is exposed arises from the possibility of not recovering the amounts receivable for the sale of sugarcane, grains, sale of farms and for the leasing of land.

To reduce credit risk in the commercial transactions, the Company adopts the practice of defining credit limits and to constantly monitoring outstanding balances.

Currently, management does not expect losses due to the default of its counterparties and has no significant exposure to any individual counterparty.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(In thousands of Brazilian reais, except as stated otherwise)

5    Financial risk management (Continued)

5.8.    Estimate of fair value of derivative financial instruments (Continued)

c)    Liquidity risk

The prudent management of liquidity risk includes the maintenance of sufficient cash and short-term investments to comply with its financial commitments, due to the mismatch of term or volume between the estimated receivables and payables.

The exceeding cash is mainly invested in our wholly-owned FIM Guardian investment fund, classified as a multi-market investment fund, managed by BTG Pactual S.A. Bank. The fund has a clear investment policy, with limits to risk concentration.

The table below shows the Company's financial liabilities by maturity date based on the remaining period as of the balance sheet date up to the contract maturity date. The amounts disclosed in the table are the undiscounted contractual cash flows and include interest, in addition to the net derivative financial instruments, whose fair value is disclosed. With respect to payables for the purchase of farms all amounts due at June 30, 2013 and June 30, 2012 are payable upon the fulfillment of certain conditions precedent by the sellers. As a result its payment date cannot be determined and has been considered payable on demand in the table below. Further, no interest or other financial charges have been considered.

	Less than one year	From one to two years	From three to five years	Above five years	Total
Financial liabilities

At June 30, 2012

Trade payables	4,151				4,151
Derivatives	8,307	10,209			18,516
Loans and financing	45,456	27,923	22,376	13,297	109,052
Acquisitions payable	40,858				40,858
At June 30, 2013

Trade payables	7,777				7,777
Derivatives	2,860	1,140			4,000
Loans and financing	44,839	29,749	13,630	22,299	110,517
Acquisitions payable	43,650				43,650

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(In thousands of Brazilian reais, except as stated otherwise)

5    Financial risk management (Continued)

5.9.    Capital management

The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for stockholders and benefits for other stakeholders. In addition management aims to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to stockholders, return capital to stockholders, issue new shares or sell assets to reduce, for example, debt.

Consistent with others in the industry, the Group monitors capital on the basis of the leverage ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total loans and financing (including "current and non-current loans and financing" as shown in the consolidated balance sheet) less cash and cash equivalents. Total capital is calculated as equity as shown in the consolidated balance sheet plus net debt.

According to the table above the Company presents net debt of loans, acquisitions payable and trade payables.

	2013	2012
Total loans	101,853	94,361
Total acquisitions payable	43,650	40,858
Total trade payables	7,777	4,151
	153,280	139,370

Less: cash and cash equivalents	(75,694)	(67,464)
Less: marketable securities	(27,232)	(23,197)
	(102,926)	(90,661)

Net cash (debt)	(50,354)	(48,709)

Total equity	586,985	558,968

Total share capital	637,339	607,677

	(8%)	(8%)

Capital is not managed at the parent company level, only at the consolidated level.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(In thousands of Brazilian reais, except as stated otherwise)

5    Financial risk management (Continued)

5.10.  Fair value estimation

The carrying values (less impairment provision) of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

The Group adopted CPC 40/ IFRS 7 for financial instruments that are measured in the balance sheet at fair value; this requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

·  Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1)

·  Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

·  Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

The following table presents the Group's assets and liabilities that are measured at fair value at June 30:

	2013		2012
Consolidated - R$ thousands	Level 2	Total	Level 2	Total
Financial Assets
Current assets
Cash equivalents	75,694	75,694	67,464	67,464
Marketable securities	9,244	9,244	-	-
Derivative financial instruments	17,081	17,081	4,327	4,327
Trade receivables	131,102	131,102	60,655	60,655

Non current
Marketable securities	17,988	17,988	23,197	23,197
Derivative financial instruments	1,714	1,714	-	-
Clients	33,729	33,729	12,759	12,759

Total	286,552	286,552	168,402	168,402

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(In thousands of Brazilian reais, except as stated otherwise)

5    Financial risk management (Continued)

5.10.  Fair value estimation (Continued)

	2013		2012
Consolidated - R$ thousands	Level 2	Total	Level 2	Total
Liabilities
Current
Trade payables	7,777	7,777	4,151	4,151
Loans and financing	44,929	44,929	43,067	43,067
Derivative financial instruments	2,860	2,860	8,307	8,307
Acquisitions payable	43,650	43,650	40,858	40,858

Non current
Loans and financing	56,924	56,924	51,294	51,294
Derivative financial instruments	1,140	1,140	10,209	10,209

Total	157,280	157,280	157,886	157,886

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(In thousands of Brazilian reais, except as stated otherwise)

5    Financial risk management (Continued)

5.11.  Consolidated financial instruments by categories

Below is the classification of financial instruments by category:

		2013					2012
Consolidated - thousands R$	Note	Loans and receivables	Available for sale	Derivatives used for economic hedge	Total	Fair value	Loans and receivables	Available for sale	Derivatives used for economic hedge	Total	Fair value
Assets
Current
Cash equivalents		62,954	-	-	62,954	62,954	55,283	-	-	55,283	55,283
Marketable securities		-	9,244	-	9,244	9,244	-	-	-	-	-
Trade receivables		119,681	-	-	119,681	119,681	51,210	-	-	51,210	51,210
Receivable from sale of farm	5.b	11,421	-	-	11,421	11,421	9,445	-	-	9,445	9,445
Transactions with derivatives	5.b	-	-	17,081	17,081	17,081	-	-	4,327	4,327	4,327
					-	-
Non current					-	-
Marketable securities		17,988	-	-	17,988	17,988	23,197	-	-	23,197	23,197
Receivable from sale of farm	5.b	33,729	-	-	33,729	33,729	12,759	-	-	12,759	12,759
Transactions with derivatives		-	-	1,714	1,714	1,714	-	-	-	-	-
Total		245,773	9,244	18,795	273,812	273,812	128,697	-	4,327	156,221	156,221

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(In thousands of Brazilian reais, except as stated otherwise)

5    Financial risk management (Continued)

5.11.  Consolidated financial instruments by categories (Continued)

			2013					2012
Consolidated - thousands R$	Note	Loans and receivables	Designated at fair value through profit or loss	Derivatives used for economic hedge	Financial liabilities at amortized cost	Total	Fair value	Loans and receivables	Designated at fair value through profit or loss	Derivatives used for economic hedge	Financial liabilities at amortized cost	Total	Fair value
Liabilities
Current
Trade payables		7,777	-	-	-	7,777	7,777	4,151	-	-	-	4,151	4,151
Loans and financing		-	-	-	44,929	44,929	44,929	-	-	-	43,067	43,067	43,067
Transactions with derivatives	5.b	-	-	2,860	-	2,860	2,860	-	-	8,307	-	8,307	8,307
Acquisitions payable		-	43,650	-	-	43,650	43,650	-	40,858	-	-	40,858	40,858
							-						-
Non current							-						-
Loans and financing		-	-	-	56,924	56,924	56,924	-	-	-	51,294	51,294	51,294
Transactions with derivatives	5.b	-	-	1,140	-	1,140	1,140	-	-	10,209	-	10,209	10,209
Total		7,777	43,650	4,000	101,853	157,280	157,280	4,151	40,858	18,516	94,361	157,886	157,886

The model and assumptions used in the determination of fair value represent management’s best estimate and are reviewed at each presentation of annual information and adjusted, where necessary.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(In thousands of Brazilian reais, except as stated otherwise)

6.   Cash and cash equivalents and marketable securities

6.1.    Cash and cash equivalents

	Company		Consolidated
	2013	2012	2013	2012
Cash and banks	7,192	10,817	12,740	12,181
Repurchase agreements	21,564	12,745	51,894	20,135
Time deposits in Brazilian banks	-	-	11,060	35,148
	28,756	23,562	75,694	67,464

The terms of time deposits and repurchase agreements held at June 30, 2013 and June 30, 2012 contractually require the banks to redeem the amount originally invested plus accrued interest through the date of redemption without any penalty, at any time without prior notice. This provision effectively results in on demand deposits and agreements, despite having a final maturity date.

Amounts invested carry interest based on a percentage of CDI (Interbank Certificate Deposit rate, an interest rate for interbank deposits measured and disclosed daily by CETIP, an independent entity provide depository, custodian and trading services) which range between 98% and 103.5% of the daily CDI as of June 30, 2012 and  on June 30, 2012 range between 99% and 103%.

6.2.    Marketable securities

	Company		Consolidated
	2013	2012	2013	2012

Quotas of exclusive funds	27,124	-	9,244	-
	27,124	-	9,244	-

The Company’s exclusive investment fund (Banco Pactual - FIM Guardian fund) has the following financial instruments breakdown, as at June 30, 2013: s

Public securities (a)	13,863
Quotas of exclusive funds	9,244
Repurchase agreements	2,009
Time deposits	1,978
Derivatives	25
Other	5
TOTAL	27,124

(a)   In Fim Guardian Fund  public securities amount of R$ 13,863 refers to margin values in transactions with derivatives. In the consolidated financial statements, it was reclassified to transactions with derivatives account as current assets.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(In thousands of Brazilian reais, except as stated otherwise)

7.   Derivative financial instruments

				2013
				Company		Consolidated		Total	Volume/position
Risk	Maturity	Outstanding derivative instruments	Counter party	Receivable	Payable	Receivable	Payable	Net balance	Amount ('000)	Unit
Currency US$	July-13	BM&F/NDF	Banks	-	(1,102)	2,290	(2,076)	214	27,375	US$
Currency US$	March-14	NDF	Banks	-	-	-	(784)	(784)	(5,288)	US$
Currency US$	June-14	NDF	Banks	-	-	110	-	110	983	US$
Currency US$	July -14	NDF	Banks	-	-	-	(508)	(508)	(12,137)	US$
Currency US$	July -14	Options	Banks	-	(632)		(632)	(632)	(12,394)
		Current		-	(1,102)	2,400	(2,860)	(460)	23,070	US$
		Non-current		-	(632)	-	(1,140)	(1,140)	(24,531)	US$
		Total Risk with Currency US$		-	(1,734)	2,400	(4,000)	(1,600)	(1,461)	US$

Commodities:
Soybean CBOT	august-13	Derivatives - Soybean	Trading Companies/Banks/CBOT	12	-	12	-	12	(29)	bags
Soybean CBOT	may-14	Derivatives - Soybean	Trading Companies/ Banks /CBOT	598	-	598	-	598	(181)	bags
Soybean CBOT	July -14	Derivatives - Soybean	Trading Companies/ Banks /CBOT	1,058	-	1,058	-	1,058	(606)	bags
Corn CBOT	July -14	Derivatives Corn	Trading Companies/ Banks /CBOT	254	-	254	-	254	(114)	bags
Soybean CBOT	July -14	Options	Trading Companies/ Banks /CBOT	402	-	402	-	402	(204)	bags
										bags
		Current		610	-	610	-	610	(210)	bags
		Non-current		1,714	-	1,714	-	1,714	(924)	bags
		Total risk with commodities		2,324	-	2,324	-	2,324	(1,134)	Bags

		Total risks		2,324	(1,734)	4,724	(4,000)	724	N,A,

	Margin		Margin value	208	-	14,071	-	14,071	-

			Current	818	(1,102)	17,081	(2,860)
			Non-current	1,714	(632)	1,714	(1,140)
			Result from Derivatives	18,051	(24,438)	16,043	(21,006)

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

7.   Derivative financial instruments (Continued)

					2012
					Company		Consolidated		Total (R$)
Risk	Maturity	Strategy	Outstanding derivative instruments	Counter party	Receivable	Payable	Receivable	Payable	Net balance	Volume/Position (000)	Unit
Currency US$	July-12	(ii)	NDF	Local banks	-	-	-	(6,928)	(6,928)	(11,030)	US$
Currency US$	August -12	(ii)	NDF	Local banks	173	-	173	(31)	142	2,592	US$
Currency US$	December-12	(i)	NDF	Local banks	-	-	68	-	68	983	US$
Currency US$	abril-13	(ii)	NDF	Local banks	-	-	-	(236)	(236)	(2,183)	US$
Currency US$	July -13	(ii)	NDF	Local banks	-	-	-	(343)	(343)	(9,945)	US$
Currency US$	July -12	(ii)	BMF	Local banks	-	-	-	(769)	(769)	(12,250)	US$
Option	July -13	(ii)	Option	Local banks	-	(196)	-	(196)	(196)	-	US$
Currency US$	July -13	(ii)	Option of USD	International Trading Companies	-	(37)	-	(37)	(37)	-	US$

			Current		173	-	241	(8,307)	(8,066)	(31,833)
			Non current		-	(233)	-	(233)	(233)	-
			Total Risk with currency US$		173	(233)	241	(8,540)	(8,299)	(31,833)	US$

Commodities
Soybean	July -13	(ii)	Derivatives Soybean (a)	International Trading Companies	-	(7,660)	-	(7,660)	(7,660)	(1,247)	bags
Corn	August-12	(ii)	NDF Corn	Local banks	68	-	68	-	68	-	bags
Corn	July -13	(ii)	Derivatives Corn (a)	International Trading Companies	-	(2,316)	-	(2,316)	(2,316)	(406)	bags
			Current		68	-	68	-	68	(1,653)
			Non current		-	(9,976)	-	(9,976)	(9,976)
			Total risk with commodities		68	(9,976)	68	(9,976)	(9,908)	(1,653)	bags

			Total Risk		241	(10,209)	309	(18,516)	(18,207)

	Margin			Margin value	4,018	-	4,018	-	-

			Current		4,259	-	4,327	(8,307)	-
			Non current		-	(10,209)	-	(10,209)	-
			Result from Derivatives		367	(11,654)	386	(19,694)	-

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(In thousands of Brazilian reais, except as stated otherwise)

7.   Derivative financial instruments (Continued)

The Company uses derivative financial instruments as currency and forward contracts and forward commodities contracts to hedge against risk of foreign Exchange rates variation and commodities prices, respectively. The Company does not hold any cash flow derivative financial instruments contracts as of June 30, 2013 and 2012.

The margin deposits in transactions with derivatives refer to the so called margins by counter parties in transactions with derivative instruments.

At June 30, 2012 there were financial instruments denominated as an “accumulator”. The accumulator, refers to a future sale at a contractually established price in which the volume sold (notional) depends on the commodity quotation daily noticed over the term of the contract. The accumulator is settled at a sole payment at the contract maturity. The total notional contracted is divided by the number of days of the transaction establishing a daily notional. It is determined daily based on the Market quotation of the commodity on a specified day: (i) below a suspension price and in such case the volume sold is zero, (ii) between the suspension price and the selling price contractually established and in this case the volume sold is the daily notional volume, or (iii) above the selling price contractually established and in this case the volume sold is twice the daily notional volume. At June 30, 2013 there are no contracts with characteristics of accumulator.

Due to the variation in the volume sold at June 30,2013 and June 30, 2012 the 2012/2013 and 2013/2014 harvest volume for which commodities derivatives were contracted may vary as indicated below:

Unaudited
06/30/2012		% of production volume
		% minimum	% maximum
	Soybean	33.80%	62.50%
	Corn	7.00%	45.00%

12/31/2012		% of production volume
		% minimum	% maximum
	Soybean	48.9%	64,%
	Corn	12.2%	30.5%

03/31/2013		% of production volume
		% minimum	% maximum
	Soybean	76.3%	85.7%
	Corn	31.9%	44.7%

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

7.   Derivative financial instruments (Continued)

Harvest 12/13

06/30/2013		% of production volume expected with economic derivative contracted
		% minimum	% maximum
	Soybean	99.20%	99.20%
	Corn	86.40%	86.40%

Harvest 13/14

06/30/2013		% of production volume expected with economic derivative contracted
		% minimum	% maximum
	Soybean	45.60%	45.60%
	Corn	7.80%	7.80%

Trading derivative financial instruments are classified as current assets or liabilities. Fair values of hedge derivative financial instruments used are classified as non-current assets or liabilities if the remaining maturity of the hedged item is over 12 months, and as current assets or liabilities if the maturity of the hedged item is less than 12 months.

8.   Trade accounts receivable

	Company		Consolidated
	2013	2012	2013	June 30, 2012
Sale of sugarcane (b)	11,273	3,207	11,273	3,207
Sale of grains	74,550	41,501	87,937	48,270
Lease	746	-	1,424	685
Sale of machinery	768	-	1,048	-
Sale of farms (c)	-	-	31,218	9,445
	87,294	44,708	132,900	61,607

Allowance for doubtful accounts (a)	(1,442)	(952)	(1,798)	(952)

Total current	85,852	43,756	131,102	60,655

Sale of machinery	830	-	830	-
Sale of farms (c)	-	-	32,899	12,759

Total non current	830	-	33,729	12,759

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

8.   Trade accounts receivable (Continued)

(a)   Changes in the allowance for doubtful accounts

	Company	Consolidated
At June 30, 2012	952	952
Constitution of provision	4,300	4,766
Disposal or reversal	(3,810)	(3,920)
At June 30, 2013	1,442	1,798

The estimated losses in allowance for doubtful accounts were recorded as selling expenses in the income statement. When the efforts to recover the trade accounts receivable are exhausted, the related amounts are written-off from the allowance for estimated losses in doubtful accounts.

	Company		Consolidated
	2013	2012	2013	2012
Falling due:
Up to 30 days	79,522	14,302	92,237	15,389
31 to 90 days	35	28,145	87	32,885
91 to 180 days	-	457	3,977	1,218
181 to 360 days	4,081	147	32,166	10,181
Over 360 days	830	-	33,729	12,759

Past due:
Up to 30 days	2,153	301	2,517	468
31 to 90 days	-	74	119	75
91 to 180 days	195	236	149	345
181 to 360 days	1,308	146	1,648	146
Over 360 days	-	900	-	900
	88,124	44,708	166,629	74,366

(b)   Sale of sugarcane

The receivables refer to the sale of sugarcane to ETH Bioenergia ("ETH").

(c)   Sale of grains

The receivables from sale of grains refer primarily to the sale of soybean to Bunge, Multigrain and Mundo dos Cereais. The allowance for doubtful accounts is obtained through default analysis on an individual basis by client and the amounts charged to the account of provision are usually written-off when there is no expectation of recovery of resources.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

8.   Trade accounts receivable (Continued)

(d)   Receivables from sale of farm

(i)     São Pedro Farm

On September 28, 2011, the Company sold Sao Pedro Farm, located in the municipality of Chapadão do Céu, State of Goias. The farm was acquired in September 2006 with total amount invested  in acquisition and development of R$ 10,304, and a total declared area of 2,447 hectares, of which 1,724 hectares are ready for agricultural purposes. The sale price is equivalent to 580,000 bags of soybeans equivalent or R$ 23,291. This sale was part of the Company's business strategy, which aims at realizing capital gains from the sale of properties. We recognized a gain for R$ 12,987 under "Gain on the sale of farms" in the statement of income corresponding to the difference between the sales price of R$ 23,391 and the carrying amount of the Sao Pedro farm of R$ 10,304.

In September 2011,the amount of R$2,250 was received as an advance (equivalent to 50,000 bags of soybean) on sale and an additional payment of R$7,519 (equivalent to 160,000 bags of soybean), in March  2013. The remaining amount of R$18,453 to be collected in installments measured based on the quotation of soybean for future delivery, at the maturity date of each installment (or based on estimates and quotations of brokers where there is no quotation of soybean for future delivery at a specific maturity date), and based on the exchange rate of US dollars to reais for future delivery also at the maturity date. The resulting amount was discounted at present value using the average rate of 6.48% p.a. The amount recorded relating to adjustment to present value for the year ended June 30, 2013 is R$ 842 (June 30, 2012 – R$ 956).The remaining balance in the amount of 277,500 bags of soybean, shall be paid in three installments, at March 30 , 2014, 2015 and 2016, in the amount equivalent to 92,500 bags of soybean each.

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

8.   Trade accounts receivable (Continued)

(d)   Receivables from sale of farm (Continued)

(ii)    Horizontina farm

Horizontina farm located in the municipality of Tasso Fragoso, State of Maranhão has an area of 14,359 hectares and was acquired on March 10, 2010 by the subsidiary Imobiliária Ceibo for R$37,749. On October 11, 2012, the Company announced an agreement to sell Horizontina Farm for a total price of R$75,000. The payments were as follows: R$1,000 in October 2012 as advance, R$26,000 also in October 2012 and R$45,000 upon the execution of the property deed, which occurred on January 22, 2013. The remaining balance of accounts receivable of R$3,000 shall be received through the fulfillment of certain preceding conditions. The Company recorded gain from the sale of Horizontina farm in the amount of R$22,083. Up to June 30, 2013, the Company invested in the property the amount of R$15,168 (net of accumulated depreciation) for infrastructure improvements.

(iii)   Araucária Farm

Araucária farm is located in the municipality of Mineiros, State of Goiás, with an area of 9,682 hectares, was acquired by the Company in 2007. On April 25, 2013 the Company sold 394 hectares of Araucária Farm, of which 310 hectares suitable for cultivation purposes. After the sale,  the remaining 9,288 hectares of Araucária farm has approximately 6,895 hectares that are suitable for cultivation purposes..

The sales amount in reais was equivalent to 248,000 bags of soybean (800 bags per plantable hectare), equivalent to R$ 10,325 and was acquired for the amount of R$ 3,888. The purchaser paid an initial amount of R$1,728, equivalent to 36,000 bags of soybean. In August 2013 the Company received the first installment in the amount of R$2,053, equivalent to 36,000 bags of soybean and the remaining balance shall be paid in six semiannual installments in the amount equivalent to 36,000 bags of soybean, and the last one, against the grant of the deed, in August 2016 for an amount equivalent to 25,000 bags of soybean. The Company recorded a gain from the sale of Araucária farm in the amount of R$6,437.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

8.   Trade accounts receivable (Continued)

(d)   Receivables from sale of farm (Continued)

(iv)   Cremaq Farm

Cremaq Farm with area of 32,702 hectares, is located in the municipality of Ribeiro Gonçalves, State of Piauí and was acquired by the Company in 2007. On May 10, 2013, the Company sold an area of 4,895 hectares of Cremaq farm, of which 3,201 are suitable for cultivation purposes. After the sale the farm has a total area of 27,807 hectares remaining, of which approximately 21,823 hectares are suitable for cultivation purposes.

The sales amount in reais was equivalent to 901,481 bags of soybean (359 bags per agriculturable hectare), equivalent to R$ 37,388, and was acquired for the amount of R$ 6,340. Investments made amounted to R$ 4,753, totaling the amount of R$ 11,093. The purchaser paid an initial amount of R$4,561, equivalent to 90,148 bags of soybean. On August 15, 2013, the Company received the first installment in the amount of R$4,294, equivalent to 67,611 bags of soybean and the remaining balance shall be paid in four semiannual installments, in the amount equivalent to 67,611 bags of soybean, and the last one, against the grant of the deed, in June 2016, in the amount equivalent to 117,193 bags of soybean. The Company recorded gain from the sale of Cremaq farm in the amount of R$26,295.

The breakdown of sales of farm is as follows:

	2013	2012

Amount from sale of farm	122,713	23,291
Residual value of the farm	(67,898)	(10,304)

Gain from sale of farm	54,815	12,987

Changes in present value

Consolidated
At June 30, 2012	22.204
Constitution	53.288
Receivables	(6.331)
Realization AVP	(3.166)
At June 30, 2013	65.995

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

9.   Recoverable taxes

	Company		Consolidated
	2013	2012	2013	2012
Withholding income tax on short-term investments to be offset	4,260	5,193	4,447	5,494
Other taxes and contributions to be offset	354	1,336	3,208	3,837
Total current	4,614	6,529	7,655	9,331

ICMS recoverable	6,546	5,199	6,546	5,199
ICMS recoverable on property, plant and equipment	430	514	430	514
Non-cumulative Pis and Cofins to be offset	8,462	5,355	8,462	5,355
Withholding income tax on short-term investments	10,015	11,330	10,298	11,735
Total noncurrent	25,453	22,398	25,736	22,803

The Company classifies as "non-current" tax credits arising from IRRF on financial investments and PIS and COFINS credits considering that the balance of these taxes is not expected to be fully used in the subsequent twelve month period, in which they are considered credits to offset in the long term when taxed in future operations in local market.

The Company filed with the Finance Secretariat of the State of Piauí a request with respect to the outstanding balance of ICMS in the amount of R$ 3,091 to be transferred to another establishment of another taxpayer in the same state, in order to pay the suppliers. Sefaz has partially accepted our request approving R$581 linking these credits to “sale for export purposes” in which it may be transferred, in relation to the difference requested, it shall be offset in the long term with future operations taxed by ICMS.

10.     Inventories

	Company		Consolidated
	2013	2012	2013	2012
Agricultural products	11,697	27,179	14,362	28,462
Sugarcane - LT	-	2,238	-	2,238
Soybean- ST	7,899	13,778	10,454	14,558
Corn - ST	3,703	10,027	3,803	10,530
Rice - ST	-	309	-	309
Cotton - ST	95	737	105	737
Other harvests	-	90	-	90

Inputs (i)	6,178	10,038	9,016	12,535

Advance to suppliers	3,742	25,364	5,427	31,561
	21,617	62,581	28,805	72,558

At June 30, 2013 the balance of provision for realization of the recoverable amount of agricultural products is R$24 negative (R$3,260 negative in 2012).

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

11. Biological assets

	Company		Consolidated
	Current	Non current	Current	Non current
	Grains	Sugarcane	Grains	Sugarcane
At June 30, 2012	3,208	31,931	4,111	31,931

Expenditures with plantation	93,984	55,568	123,028	55,568
Fair value variation	(17,870)	21,230	(22,770)	25,059
Harvest of agricultural product	(78,121)	(72,073)	(103,168)	(75,902)

At June 30, 2013	1,201	36,656	1,201	36,656

The expenditures with cultivation are substantially represented by the expenditures incurred with the formation of harvests such as: seeds, fertilizers, pesticides, depreciation and manpower used in the cultures.

The period of plantation and harvest of biological assets is as follows:

Period from plantation to harvest
Unit	Location	Sugarcane	Soybean	Crop	Second crop corn	Rice	Cotton
Cremaq Farm	Piauí	N/A	25/10 to 30/05	25/11 to 30/06	01/02 to 30/08	15/12 to 15/05	30/11 to 30/08
Jatobá Farm	Bahia	N/A	25/10 to 30/05	25/10 to 30/06	N/A	Not Planted	25/11 to 30/08
Alto Taquari Farm	Mato Grosso	01/02 to 30/11	01/10 to 28/02	01/10 to 30/10	N/A	Not Planted	N/A
Araucária Farm	Goiás	01/02 to 30/11	01/10 to 28/02	01/10 to 30/10	N/A	Not Planted	N/A
Chaparral Farm	Bahia	N/A	01/11 to 30/05	25/10 to 05 /12	N/A	Not Planted	25/11 to 30/08
Nova Buriti Farm	Minas Gerais	N/A	Not Planted/ Harvested	N/A	N/A	Not Planted	N/A
Preferência Farm	Bahia	N/A	Not Planted/ Harvested	N/A	N/A	Not Planted	N/A
Horizontina Farm	Maranhão	N/A	05/11 to 30/05	25/11 to 30/06	05/02 to 30/08	15/12 to 15/05	N/A
Parceria I	Bahia	N/A	25/10 to 30/05	25/10 to 30/06	N/A	Not Planted	25/11 to 30/08

12. Restricted marketable securities

		Company		Consolidated
	Restatement index	2013	2012	2013	2012

Non current
Banco do Nordeste (BNB) (a)	CDI	1,860	1,736	17,988	3,061
Banco Itaú BBA (b)	CDI	-	20,136	-	20,136

		1,860	21,872	17,988	23,197

(a)   Securities were pledged as a guarantee to financing from Banco BNB, and should be held up to the end of effectiveness of the loan agreement in October 2021.

(b)   Securities were pledged as a guarantee to financing from Banco Itaú BBA, and should be held up to May 2013, according to loan agreement

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

13. Investment properties - noncurrent

	Company
	Land - Farms	Buildings and improvements	Opening of area	Total in operation	Construction in progress	Total investment properties

At June 30, 2012
Opening balance	21,007	12,465	46,062	79,534	845	80,379
Acquisitions	-	548	17,294	17,842	4,979	22,821
Disposals	-		-	-	-	-
Transfers	-	2,407	-	2,407	(2,407)	-
( - ) Depreciation/amortization	-	(809)	(8,034)	(8,843)	-	(8,843)
Net book balance	21,007	14,611	55,322	90,940	3,417	94,357

At June 30, 2012
Total cost	21,007	16,198	75,653	112,858	3,417	116,275
Accumulated depreciation	-	(1,587)	(20,331)	(21,918)	-	(21,918)
Net book balance	21,007	14,611	55,322	90,940	3,417	94,357

At June 30, 2013
Opening balance	21,007	14,611	55,322	90,940	3,417	94,357
Acquisitions	-	833	10,517	11,350	4,651	16,001
Disposals	-	(669)	(14,388)	(15,057)	(2,235)	(17,292)
Transfers	-	4,551	-	4,551	(4,551)	-
( - ) Depreciation/amortization	-	(1,129)	(8,420)	(9,549)	-	(9,549)
Net book balance	21,007	18,197	43,031	82,235	1,282	83,517

At June 30, 2013
Total cost	21,007	20,913	71,782	113,702	1,282	114,984
Accumulated depreciation	-	(2,716)	(28,751)	(31,467)	-	(31,467)
Net book balance	21,007	18,197	43,031	82,235	1,282	83,517

	Consolidated
	Land - Farms	Buildings and improvements	Opening of area	Total in operation	Construction in progress	Total investment properties

At June 30, 2012
Opening balance	304,562	13,992	64,087	382,641	1,046	383,687
Acquisitions	826	1,033	22,573	24,432	5,374	29,806
Disposals	(9,937)	(216)	-	(10,153)	-	(10,153)
Transfers	-	2,598	-	2,598	(2,598)	-
(-) Depreciation/amortization	-	(892)	(10,541)	(11,433)	-	(11,433)
Net book balance	295,451	16,515	76,119	388,085	3,822	391,907

At June 30, 2012
Total cost	295,451	18,344	102,822	416,617	3,822	420,439
Accumulated depreciation	-	(1,829)	(26,703)	(28,532)	-	(28,532)
Net book balance	295,451	16,515	76,119	388,085	3,822	391,907

At June 30, 2013
Opening balance	295,451	16,515	76,119	388,085	3,822	391,907
Acquisitions	213	943	18,247	19,403	5,554	24,957
Disposals	(47,540)	(669)	(14,388)	(62,597)	(2,235)	(64,832)
Transfers	-	5,859	-	5,859	(5,859)	-
(-) Depreciation/amortization	-	(1,260)	(11,664)	(12,924)	-	(12,924)
Net book balance	248,124	21,388	68,314	337,826	1,282	339,108

At June 30, 2013
Total cost	248,124	24,477	106,681	379,282	1,282	380,564
Accumulated depreciation	-	(3,089)	(38,367)	(41,456)	-	(41,456)
Net book balance	248,124	21,388	68,314	337,826	1,282	339,108

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

13. Investment properties - noncurrent (Continued)

The disposals in the year ended June 30, 2013 are due to:

(i)     Sale of Horizontina farm (Note 8), in the amount of R$12,539 related to buildings R$669, opening of areas in operation R$9,635, opening of areas in progress R$2,235 and R$37,749 related to disposal of land.

(ii)    Sale of Cremaq farm (Note 8), in the amount of R$4,754 related to opening of areas and R$6,165 related to disposal of land.

(iii)   Sale of Araucária farm (Note 8), in the amount of R$3,625 related to disposal of land.

The investment properties evaluated at fair value are as follows:

Farm	State	2013 Hectares	2012 Hectares	Real estate	Acquisition	2013	2012

Jatobá	Bahia	31,606	31,606	Jaborandi S.A.	Mar/2007	227,688	179,758
Araucária	Goiás	9,288	9,682	Araucária Ltda.	Apr/2007	168,304	111,646
Alto Taquari	Mato Grosso	5,186	5,186	Mogno Ltda.	Aug/2007	107,296	62,302
Chaparral	Bahia	37183	37,183	Cajueiro Ltda.	Nov/2007	196,536	173,674
Cremaq	Piauí	27,807	32,702	Cremaq Ltda.	Oct/2006	231,585	222,320
Preferência	Bahia	17,799	17,799	Cajueiro Ltda.	Sept/2008	39,648	36,759
Horizontina	Maranhão	-	14,358	Ceibo Ltda.	Apr/2010	-	72,689
Nova Buriti	Minas Gerais	24,247	24,247	Flamboyant Ltda.	Dec/2007	28,657	26,519
						999,714	885,667

14. Investments - Parent Company

	Interest in total capital - %		Total assets		Total liabilities		Adjusted equity		Profit (loss) for the year
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Subsidiaries
Araucária	99.99	99.99	100,439	104,437	2,631	16,269	97,808	88,168	9,640	17,935
Cremaq	99.99	99.99	86,539	49,882	9,503	2,257	77,036	47,625	29,411	2,825
Engenho de Maracaju	99.99	99.99	10,559	15,975	5,954	5,781	4,605	10,194	211	2,700
Imobiliária Jaborandi	99.99	99.99	39,301	37,795	3,636	3,209	35,665	34,586	1,079	1,164
Jaborandi Ltda	99.99	99.99	95,200	55,759	62,288	28,925	32,912	26,834	(7,924)	(6,367)
Cajueiro	99.99	99.99	61,830	61,025	535	241	61,295	60,784	2,311	1,103
Mogno	99.99	99.99	35,824	37,684	24,154	22,389	11,670	15,295	77	(716)
Ceibo	99.99	99.99	3,223	40,300	2,461	349	762	39,951	14,836	2,348
Flamboyant	99.99	99.99	653	693	3	333	650	360	(40)	(40)
Investment at cost
Green Ethanol LLC	40.65	40.65	-	-	-	-	-	-	-	-

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

14. Investments - Parent Company (Continued)

a)    Changes in investments

Year ended June 30, 2013

	Cremaq	Engenho	Imobiliária Jaborandi	Jaborandi Ltda	Araucária	Mogno	Cajueiro	Ceibo	Flamboyant	Green Ethanol (i)	Total
Changes in the balance at June 30, 2012	47,625	10,194	34,586	28,835	88,168	15,295	60,784	39,951	690	410	326,538

Capital increase (decrease)	-	(5,800)	-	14,001	-	(3,702)	(1,800)	(34,500)	-	-	(31,801)
Future capital contributions	-	-	-	12,360	-	-	-	-	-	-	12,360
Distribution of dividends	-	-	-	-	-	-	-	(19,525)	-	-	(19,525)
Provision for loss with impairment	-	-	-	-	-	-	-	-	-	(340)	(340)
Equity pickup	29,411	211	1,079	(7,924)	9,640	77	2,311	14,836	(40)	-	49,601

Balance at June 30, 2013	77,036	4,605	35,665	47,272	97,808	11,670	61,295	762	650	70	336,833

Investments	77,036	4,605	35,665	32,912	97,808	11,670	61,295	762	650	70	322,473
Future capital contributions	-	-	-	14,360	-	-	-	-	-	-	14,360

Balance at June 30, 2013	77,036	4,605	35,665	47,272	97,808	11,670	61,295	762	650	70	336,833

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

14. Investments - Parent Company (Continued)

a)    Changes in investments (Continued)

Year ended June 30, 2012

	Cremaq	Engenho	Imobiliária Jaborandi	Jaborandi Ltda	Araucária	Mogno	Cajueiro	Ceibo	Flamboyant	Green Ethanol (i)	Total
Changes in the balance at June 30, 2011	46,200	12,803	30,310	17,891	84,833	16,011	59,681	18,579	400	410	287,118

Acquisition of interest	-	-	3,500	10,676	-	-	-	-	-	-	14,176
Capital increase (decrease)	-	-	2,663	13,153	-	-	-	19,024	-	-	34,840
Future capital contributions	-	-	(2,416)	(5,383)	-	-	-	-	330	-	(7,469)
Distribution of dividends	(1,400)	(5,309)	(635)	-	(14,600)	-	-	-	-	-	(21,944)
Increase in noncontrolling interest due to change in interest at Jaborandi	-	-	-	(1,135)	-	-	-	-	-	-	(1,135)
Equity pickup	2,825	2,700	1,164	(6,367)	17,935	(716)	1,103	2,348	(40)	-	20,952

Balance at June 30, 2012	47,625	10,194	34,586	28,835	88,168	15,295	60,784	39,951	690	410	326,538

Investments	47,625	10,194	34,586	26,834	88,168	15,295	60,784	39,951	360	410	326,538
Future capital contributions	-	-	-	2,001	-	-	-	-	330	-	2,331

Balance at June 30, 2012	47,625	10,194	34,586	28,835	88,168	15,295	60,784	39,951	690	410	326,538

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

14. Investments - Parent Company (Continued)

a)    Changes in investments (Continued)

(i)    Green Ethanol

Although the Company holds 40.65% of interest in Green Ethanol LLC, the Limited Responsibility Contract of Green Ethanol LLC (which was originally issued in March 2007 and amended in 2009) does not provide the Company any influence power in accordance with IAS 28/CPC 18. According to the Contract, the other investor was appointed as Administrator Member and only this Administrator Member is entitled to vote to approve issues or make decisions.

As a consequence of the losses incurred and the significant level of Brenco’s indebtedness, the Company carried out an impairment analysis of the investment on July 1, 2009 and concluded that there was impairment on that date. In order to measure the loss for impairment the Company estimated the fair value of the investment as of February 2010 considering the purchase of Brenco by ETH Bioenergia at the amount of R$6,979 and recognized such loss on July 1, 2009 in the amount of R$6,569.At June 30, 2013, the Company remeasured the fair value and recognized loss for impairment in the amount of R$340.

(ii)   Jaborandi Ltda. and Imobiliária Jaborandi

In order to better use its structures and synergies ,Vanguarda Agro S.A. (V-Agro) and Brasilagro, opted to end the interest started on January 18, 2007 by Brasilagro  and Maeda, wholly owned subsidiary of V-Agro, which aimed to share experiences and results of the investment in a farm located in Rodovia BR-020 - km 304, in the municipality of Jaborandi, State of Bahia, with 31,606 hectares ("Jatobá Farm").

Said investees consisted of the following companies: (a) Jaborandi S.A., company owner of Jatobá Farm, whose share capital was so far distributed between the partners at the proportion of 90% for Brasilagro and 10% for Maeda; and (b) Jaborandi Agrícola Ltda., company whose purpose is to develop and plant Jatobá Farm, whose share capital was so far distributed between the partners at the proportion of 65.61% for Brasilagro and 34.39% for Maeda.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

14. Investments - Parent Company (Continued)

a)    Changes in investments (Continued)

(ii)   Jaborandi Ltda. and Imobiliária Jaborandi (Continued)

On May 21, 2012, Brasilagro purchased the interest held by Maeda at Jaborandi S.A. and Jaborandi Ltda. for R$8,152 and R$11,808, respectively. Brasilagro used the loan of R$6,961 that was outstanding at Maeda and R$12,999 cash to pay.

The purchase of Jaborandi S.A. and Jaborandi Ltda. interest generated goodwill of R$4,653 and R$1,132, respectively, which is recorded in equity under the caption “Equity valuation adjustment”.

15. Intangible assets

	Company and Consolidated
	Software
	In operation	In progress	Total

At June 30, 2012
Opening balance	2,612	134	2,746
Acquisitions	1,491	-	1,491
Disposals	-	-	-
Amortization for the year	(1,496)	-	(1,496)
At June 30, 2012	2,607	134	2,741

At June 30, 2012
Total cost	4,103	134	4,237
Accumulated depreciation	(1,496)	-	(1,496)
Net book balance	2,607	134	2,741

At June 30, 2013
Opening balance	2,607	134	2,741
Acquisitions	316	379	695
Disposals	(1)	-	(1)
Transfers	464	(464)	-
Amortization for the year	(865)	-	(865)
At June 30, 2013	2,521	49	2,570

At June 30, 2013
Total cost	4,882	49	4,931
Accumulated depreciation	(2,361)	-	(2,361)
Net book balance	2,521	49	2,570

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

16. Property, plant and equipment

	Company
	Buildings and improvements	Equipment and facilities	Vehicles and agricultural machinery	Furniture and fixture	Total PPE

At June 30, 2012
Opening balance	298	1,850	9,137	417	11,702
Acquisitions	-	845	5,164	282	6,291
Disposals	-	(31)	(63)	(6)	(100)
Depreciation	(134)	(352)	(2,830)	(67)	(3,383)
Net book balance	164	2,312	11,408	626	14,510

At June 30, 2012
Total cost	714	3,314	17,251	816	22,095
Accumulated depreciation	(550)	(1,002)	(5,843)	(190)	(7,585)
Net book balance	164	2,312	11,408	626	14,510

At June 30, 2013
Opening balance	164	2,312	11,408	626	14,510
Acquisitions	-	414	1,967	173	2,554
Disposals	-	(89)	(1,464)	(10)	(1,563)
Transfers	-	-	-	-	-
Depreciation	(127)	(411)	(607)	(91)	(1,236)
Net book balance	37	2,226	11,304	698	14,265

At June 30, 2013
Total cost	714	3,639	17,754	979	23,086
Accumulated depreciation	(677)	(1,413)	(6,450)	(281)	(8,821)
Net book balance	37	2,226	11,304	698	14,265

Annual depreciation rates (weighted average) - %	18	11	18	9

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

16. Property, plant and equipment (Continued)

	Consolidated
	Buildings and improvements	Equipment and facilities	Vehicles and agricultural machinery	Furniture and fixture	Total PPE

At June 30, 2012
Opening balance	298	2,062	9,949	456	12,765
Acquisitions	-	969	5,306	293	6,568
Transfers	-	(31)	(63)	(7)	(101)
Depreciation	(134)	(388)	(3,007)	(73)	(3,602)
Net book balance	164	2,612	12,185	669	15,630

At June 30, 2012
Total cost	714	3,741	18,633	881	23,969
Accumulated depreciation	(550)	(1,129)	(6,448)	(212)	(8,339)
Net book balance	164	2,612	12,185	669	15,630

At June 30, 2013
Opening balance	164	2,612	12,185	669	15,630
Acquisitions	-	472	2,005	211	2,688
Disposals	-	(102)	(1,948)	(10)	(2,060)
Transfers	-	-	-	-	-
Depreciation	(127)	(459)	(721)	(100)	(1,407)
Net book balance	37	2,523	11,521	770	14,851

At June 30, 2013
Total cost	714	4,111	18,690	1,082	24,597
Accumulated depreciation	(677)	(1,588)	(7,169)	(312)	(9,746)
Net book balance	37	2,523	11,521	770	14,851

Annual depreciation rates (weighted average) - %	18	11	18	9

The Company’s management reviewed the residual value and the estimated useful life of vehicles and agricultural machinery, according to Market value evaluation conducted through surveys carried out by the Company, also taking into consideration the conditions of use of this equipment. This study resulted in a reversal of R$2,503 reflected in the line “Depreciation”.

17. Payable for farm acquisitions

	Company		Consolidated
	2013	2012	2013	2012
Jatobá Farm	-	-	2,163	1,974
Alto Taquari Farm	-	-	23,841	22,296
Nova Buriti Farm	17,646	16,588	17,646	16,588
	17,646	16,588	43,650	40,858

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

17. Payable for farm acquisitions (Continued)

The liabilities result from the purchase of farms is as follows: (i) Fazenda Jatobá – restated by the US dollar variation, (ii) Fazenda Alto Taquari - 100% of Interbank Deposit Certificate ("CDI") and (iii) Fazenda Nova Buriti - General Market Price Index (IGP-M).

The due dates of the payments are subject to obtaining certain licenses, and because of this, the Company understands that there is no possibility of calculating the present value since there is no way to determine the maturity date of the installments.

18. Trade accounts payables

The outstanding balances correspond to payables for the purchase of inputs and services used for the planting and development of crops in the amount of R$5,738 (Company) and R$6,890 (Consolidated). Leasing transactions of farms result in trade payables of R$887, recorded both in the company and in consolidated.

19. Loans and financing

			Company		Consolidated
	Maturity	Annual interest rates and charges - %	2013	2012	2013	2012
Current
Financing for Agricultural Costs - BNB and Itaú	Dec-13	5.5 and 8.75	19,910	25,561	31,403	25,561
Financing Cremaq Project and Jaborandi - BNB	Oct-13	5.50 to 7.23	3,325	6,982	7,845	10,941
Financing of Machinery and Equipment - FINAME (a)	Feb-14	4.50 to 8.70	2,164	2,657	2,164	2,694
Financing of sugarcane - Itaú	May-14	TJLP + 1.95 to 3.10	3,517	3,871	3,517	3,871
			28,916	39,071	44,929	43,067

Non current
Financing of sugarcane - Itaú	May -16	TJLP + 1.95 to 3.10	4,287	7,869	4,287	7,869
Financing of Machinery and Equipment - FINAME	Feb -16	4.50 to 8.70	2,769	5,355	2,769	5,358
Financing Cremaq Project and Jaborandi - BNB	Oct -21	5.50 to 7.23	25,390	22,038	49,868	38,067
			32,446	35,262	56,924	51,294

			61,362	74,333	101,853	94,361

(a)   In 2012 loans in TJLP + 1.95 to 3.10. In 2013 this financing was fully paid.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

19. Loans and financing (Continued)

References:

TJLP – Long Term Interest Rate

FINAME – Financing of Machinery and Equipment (BNDES)

BNB – Banco do Nordeste

At June 30, 2013 amounts due by maturity are as follows:

	Company	Consolidated

1 year	28,916	44,929
2 years	11,735	16,282
3 years	6,621	10,881
4 years	3,205	7,357
5 years	1,054	4,978
Above 5 years	9,831	17,426
	61,362	101,853

At June 30, 2013, the balance of accrued interest related to the loans and financing contracts amounted to R$914 and R$805, classified under current and non-current liabilities, respectively.

Both the financing of opening of  Jatoba farm and the financing of Agricultural Costs, with  BNB have as guarantee the mortgage of Jaborandi farm and the pledge evaluated at R$35,424 of which: 598,895 bags of soybean, 336,350 bags of corn, 343,720 bushel of cotton; all produced in 2012/2013 harvest at Jatobá farm (Jaborandi - BA) and the financing of opening of  Cremaq farm has as guarantee the mortgage of areas of the farm.

For FINAME contracts machinery and equipment were provided as collateral. All are being held with a lien until the final settlement of contracts.

BNB financing requires the maintenance of deposits in a liquidity fund in remunerated accounts by CDI. The balances at June 30, 2013 and 2012 are disclosed in Note 12.

All loans and financing contracts above  are in Reais and have specific terms and conditions defined in the respective contracts with the governmental development agencies that directly or indirectly fund those loans. On June 30, 2013 and 2012 the Company’s financing had no financial covenants, only operational.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

19. Loans and financing (Continued)

Operational covenants

At the date of presentation of the financial statements for June 30, 2013, the Company did not fail to fulfill the operational covenants set forth in loan agreements.

The main covenants are as follows:

·   Fail to fulfill any obligation established in the credit instruments executed with the BANK;

·   Suspend its activities for more than thirty days;

·   Be prevented, according to the Brazilian Central Bank regulation, of participating of credit operations, including as joint-obligor;

·   Not to reinforce the credits guarantees immediately after notice from the BANK in this sense, if any fact determining the decrease or depreciation of such guarantees occurs;

·   Request judicial reorganization, or declare its bankruptcy, or request of liquidation or intervention, as well as replace any member of its management by another who, at the BANK’S discretion, is not recommendable for the position;

·   Save, sell, lease, grant, transfer in any manner on behalf of third parties, or remove the assets backing the credits, under any argument and to wherever it is;

On October 10, 2012, the Company contracted from Banco do Nordeste a credit line to finance the cost of crop in the amount of R$ 13,856. The first draw down will be on January 28, 2013 for R$ 7,535 at an interest rate of 7.23% and the other shall be released in accordance with the presentation of expenditures made in plantation.

On October 16, 2012, Jaborandi Ltda contracted from Banco do Nordeste a credit line to finance the cost of crop in the amount of R$ 17,715, with the first amount of R$11,211 to be released on February 19, 2013 an interest rate of 7.23% and the other shall be released in accordance with the presentation of expenditures made in plantation.

On June 18, 2013 the amount of R$  9,062 related to the last installment of the financing for the opening of Jaborandi farm was released by Banco do Nordeste. This financing was contracted on July 14, 2009 with a maturity date of July 14, 2019. The total amount released was R$26,342.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

The Company contracted from Banco Itaú, a guarantee letter in the amount of R$1,135 provided as guarantee for the rental of the São Paulo office with a maturity of July 31, 2013.

Payment of loans and financing

On August 31, 2012, the Company settled the financing contract obtained from the Federal Government to finance the cost of crops in the amount of R$1,339. On June 30, 2013 the Company paid R$359 related to financing cost of machinery, R$642 related to cost of crops, and R$1,471 related to the financing of Jaborandi project and R$ 3,343 related to Cremaq project.

Changes in loans and financing

Consolidated

At June 30, 2012	94,361
Obtaining	40,407
Payment of principal	(36,693)
Payment of interest	(3,097)
Monetary restatement	6,875
At June 30, 2013	101,853

20. Taxes payable

	Company		Consolidated
	2013	2012	2013	2012
ISS payable	109	99	141	118
Withheld social contributions	126	578	131	610
IOF payable	-	761	-	761
ICMS payable	36	22	36	22
Funrural payable	388	241	417	281
Pis and Cofins payable	-	-	18	45
IRRF payable	7		8
IRPJ and CSLL payable presumed profit	-	-	1,555	1,265
Total current	666	1,701	2,306	3,102

IRPJ and CSLL payable presumed profit	-	-	5,812	2,695
Total non current	-	-	5,812	2,695

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

21. Deferred taxes

Deferred income tax and social contribution assets and liabilities are offset when there is a legal right to offset the current tax credits with current tax liabilities and since they refer to the same tax authority.

The fiscal year for income tax and social contribution calculation purposes is the calendar year, which differs from the Company fiscal year for statutory purposes which is June 30 of each year.

The changes in deferred income tax and social contribution assets and liabilities in the year ended June 30, without taking into consideration offsetting of balances in the same tax jurisdiction are as follows:

	Company		Consolidated
	2013	2012	2013	2012
Assets
Non Current
Tax losses	25,858	13,861	36,655	17,723
Biological assets	-	1,850	-	2,651
Hedge, contingency and provision for bad debts	9,010	9,519	10,286	13,275
Difference in cost of farms	171	170	170	171
	35,039	25,400	47,111	33,820
Liabilities
Non Current
Biological assets	4,277	-	3,676	-
Derivatives	201	-	201	-
Provision of residual value of PPE assets	851	-	851	-
Accelerated depreciation of assets for rural activity	15,907	17,708	17,167	18,860
	21,236	17,708	21,895	18,860

Net balance	13,803	7,692	25,216	14,960

The net changes in deferred income tax and social contribution are as follows:

	Company	Consolidated

At June 30, 2011	(4,575)	(1,454)
Tax loss	6,932	10.563
Accelerated depreciation	(76)	(292)
Fair value of biological assets	5,411	6.143

At June 30, 2012	7,692	14,960
Tax loss	11,997	18,932
Adjustments in biological assets and agricultural products	(6,127)	(6.327)
Derivatives, contingency, ADA and residual of PPE assets	(1,561)	(4.042)
Provision for realization of deferred tax on assets (a)	-	-
Accelerated depreciation	1,802	1,693

At June 30, 2013	13,803	25,216

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

21.     Deferred taxes (Continued)

The estimated periods of realization of deferred tax assets are as follow:

	2013
	Company	Consolidated
2014	9,304	10,641
2015	755	886
2016	675	1,264
2017	1,147	1,905
2018	2,339	3,718
2019 to 2023	20,819	28,697
	35,039	47,111

Deferred tax assets due to tax loses recognized in prior years with no realizable period and limited up to 30% of the taxable profits, are capitalized in the balance sheet with the basis that it is probable that the Company will generate taxable profits over the upcoming years in order to compensate those deferred tax assets recognized in the current year., based on assumptions and conditions established in the Company’s business model.

The net book value of deferred tax asset is periodically revised and the projections are annually reviewed in order to identify potential changes that may impact Company’s projections.

22. Share capital

a)    Share capital (quantity of shares)

	Quantity of shares
Shareholder	2013	2012

Cresud S.A.C.I.F.Y.A.	23,160,450	21,153,015
Elie Horn	3,274,600	3,274,600
	26,435,050	24,427,615

Board of Directors	7,848,100	7,810,000
Executive Board	500	500
Officers	7,848,600	7,810,500

Other	24,138,750	26,184,285

Total shares of paid up capital	58,422,400	58,422,400

Total outstanding share	24,138,750	26,184,285

Outstanding shares as percentage of total shares(%)	41	45

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

22. Share capital (Continued)

a)    Share capital (quantity of shares) (Continued)

At June 30, 2013, the Company’s authorized and paid up capital amounted to R$588,224.

b)    Warrants

On March 15, 2006, the Board of Directors approved the issuance of 512,000 share warrant, 256,000 of which were for first issuance, and 256,000 of which were for second issuance. These share warrets are to be delivered to the founder shareholders based on their proportionate share of interest in the Company’s capital at the issuance date. Each of the issuances of warrants grant to their holders the right to shares subscription issued by the Company, in the amount equivalent to 20% of its capital, after the increase arising from the full exercise of the Warrant of each issuance.

The Warrant of the 1st. Issuance grant to its holders, as from the dates in which they are liable of exercise, the right to the shares subscription issued by the Company through the payment of the price per share practiced in the initial public offering, subject to certain restatement rules and adjustments. The Warrants of the 1st. Issuance were issued in three series, which differ solely on the date in which the right to subscribe the shares granted by them start.

The Warrant of the 1st issuance/1st. Series may be exercised as from the closing of the 12th month. as from the issuance date and have as object a total of 85,336 Warrant. The Warrants of the 1st. issuance/2nd. Series may be exercised as from the closing of the 24th. month as from the issuance and have as object a total of 85,332  Warrant. The Warrants of the 1st. issuance/3rd. Series may be exercised as from the closing of the 36th. month as from the issuance and have as object a total of 85,332 Warrants.

Exceptionally, the Warrants of the 1st. Issuance may be exercised by their holders in the events of transfer of the Company’s control or acquisition of material participation, as defined in the terms of the corporate act regarding the issuance of warrants. Each set of 1,000 Warrants of the 1st. Issuance grants the right to subscription of 1 (one) share issued by the Company upon its attribution (100 shares after the split approved in October 2007).

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

22. Share capital (Continued)

b)    Warrants  (Continued)

The Warrants of the 2nd. Issuance grant to the holders, the right to subscribe shares issued by the Company for up to 15 years, from the date of the public announcement of the Company’s initial public offering of shares and solely in the events of transfer or acquisition of material shareholders control in the Company. Material shareholder control is defined in the terms of the corporate act that decided for the issuance of the Warrants. In such events public offerings for acquisition of all the outstanding shares of the Company shall be presented. For the subscription of shares subject to the Warrants of 2nd. Issuance, their holders shall be obliged to pay the same price per share practiced in the mentioned public offerings of acquisition of the Company’s shares. Each set of 1,000 Warrants of 2nd. Issuance grants the right to the subscription of 1 (one) share issued by the Company upon its attribution (100 shares after the split approved in October 2007).

The number of shares to be subscribed according to the Warrant shall be adjusted in the event of a share split or reverse split of shares.

Detailed information of the first issuance market value of these bonuses is shown in the table below:

	First tranche
Brasilagro	2013	2012

Quoted market price of share	11,07	7.45
Issuance date (day/month/year)	28/4/2006	28/4/2006
Maturity (day/month/year)	27/4/2021	27/4/2021
Exercise price at year end - R$/share	14,42	13,51
Number of outstanding shares (“000 shares)	58,422	58,422

Percentage of capital shares passible of conversion (percentage of new capital) - %	20	20
To be converted in the period (‘000 shares)	14,606	14,606
Quantity of outstanding warrants (‘000 bonus)	256,000	256,000

The outstanding warrants of second tranche at June 30, 2013 and June 30, 2012 are 25,600 and there were no changes in the number of outstanding warrants in the years/periods ended. The warrants of second tranche grant to their holders the right to shares subscription issued by the Company, in the amount equivalent to 20% of its capital, after the increase arising from the full exercise of the warrant of second issuance.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

22. Share capital (Continued)

c)    First tranche

The warrants of first tranche are recorded by IFRS 2 and may be fully exercised since March 15, 2009. Since the exercise date precedes the transition date to IFRS (i.e. July 1, 2009) and the Company has not disclosed the fair value of the warrants on their assessment date, the warrants are not recorded in the financial statements.

d)    Second tranche

Management believes that the warrants of second tranche (which may only be exercised if the control is transferred or if a significant interest is acquired) have no significant fair value in any of the periods presented, because the exercise price shall be equivalent to the price per share practiced in the public offering for acquisition of shares formulated on account of obtaining the control or acquiring significant interest of the Company.

e)    Warrants - Jaborandi S.A.

As further detailed in Note 2.2 on September 22, 2011 the 1,105,900 existing warrants issued by Jaborandi S.A., were cancelled and 4,204,400 new warrants were issued.

As further explained in Note 2.2, on December 5, 2011 the 4,204,400 new warrants had been extinguished upon default by the Maeda Group and therefore no warrants of Jaborandi S.A. are outstanding as of June 30, 2012.

The following table presents the main terms of the old warrants that were issued and outstanding on June 30, 2011.

f)     Stock option plan - stock option

The information on the stock option plan and issuance of new grants are described in Note 26

g)    Legal reserve and profits reserve and dividends

Pursuant to article 193 of Law 6,404/76, 5% (five per cent) of the Company’s net income accrued at the end of each year must, before any other allocation, be invested for the constitution of legal reserve, which shall not exceed 20% (twenty per cent) of the share capital.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

22. Share capital (Continued)

g)    Legal reserve and profits reserve and dividends (Continued)

The Company may not to constitute the legal reserve in the fiscal year in which the balance of reserve, plus the amount of capital reserve treated in item 1, of article 182, of Law 6,404/76, exceeds 30% (thirty per cent) of the share capital. The legal reserve aims at assuring the integrity of the Company’s share capital and may only be used to offset loss and increase capital.

Pursuant to article 36, subparagraph (b), of by-law and article 202 of Law 6,404/76, the Company shall allocate at the end of each fiscal year, the necessary portion for the payment of mandatory dividends to shareholders, not less than 25% (twenty five per cent) of adjusted net income.

According to article 36, subparagraph (c), of by-law and article 196 of Law 6,404/76, the Company may allocate the remaining portion of adjusted net income for the year ended, to reserve for investment and expansion.

The balance of profits reserve, except for the reserves of unrealized profit and reserves for contingencies, cannot exceed the amount of share capital. Once this maximum limit is attained, the General Meeting may resolve on the investment of the exceeding portion in the payment, increase of share capital or in dividends distribution.

h)    Dividends

Pursuant to article 36, of the Company’s by-law, the profit accrued in the year ended June 2013, shall be allocated as follows: (a) 5% (five percent) of net income for the constitution of legal reserve, up to the limit of 20% (twenty percent) of the share capital ; (b) 75% (seventy five percent) of the adjusted net income, after the deduction object of letter (a) above, shall be allocated to the payment of mandatory dividends and (iii) 25% (twenty five percent) of the adjusted net income, after the deduction object of letter (b) above, shall be allocated to the reserve for investment and expansion.

The absorption of loss for 2012 by the profits reserve, legal reserve and capital reserve, is stated below:

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

22. Share capital (Continued)

h)    Dividends  (Continued)

2013

Net income for the year	28,727
Offset of 2012 accumulated losses	(20,470)
Accumulated profit at the end of 2013	8,257
Constitution of reserves
Legal	(413)
Reinvestment and expansion	(1,961)
Available profit	5,883

Dividends proposed by management	5,883
Mandatory minimum dividends	1,961
Dividends proposed in excess to the mandatory minimum	3,922

The dividends proposed by management represent a dividend equivalent to R$0.101 per common share.

The mandatory minimum dividends are stated in the balance sheet for 2013 as “dividends payable”, and the dividends exceeding this minimum as “dividends reserve” in a special line item in the statement of changes in equity.

i)     Equity valuation adjustment

Equity valuation adjustment refers to the goodwill in the amount of R$4,653 and R$1,132 arising from the purchase of interest of investments in the subsidiaries Jaborandi S.A. and Jaborandi Ltda, as mentioned in note 14, recorded in equity in the caption “Equity valuation adjustment”.

23. Segment information

The segment information is based on information used by Brasilagro management to assess the performance of the operating segments as well as make decisions related to the application of financial resources. The Company presents 3 segments: (i) grains, (ii) sugarcane and (iii) real estate. The operating assets related to these segments are located only in Brazil.

The Grains segments main activity is the production and sale of the following products: soybean, corn, rice, cotton and sorghum.

The Sugarcane segment includes the sale of the product in natura.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

23. Segment information (Continued)

The Real Estate segment presents the result from operations occurred in the Company’s subsidiaries.

Below is the selected result and assets information by segment, which were measured in accordance with the same accounting practices used in the preparation of the financial statements:

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

23. Segment information (Continued)

	Consolidated
	2013						2012
	Total	Real estate	Agricultural activity			Not allocated			Agricultural activity			Not allocated
			Grains	Sugarcane	Other		Total	Real estate	Grains	Sugarcane	Other

Net revenue	185,647	-	123,237	61,022	1,388	-	146,218	-	105,874	40,183	161	-
Gain on sale of farm	54,815	54,815	-	-	-	-	12,987	12,987	-	-	-
Gain (loss) of fair value of biological assets and agricultural products	2,289	-	(22,681)	25,060	(90)		(417)	-	(3,106)	2,689	-	-
Reversal of provision of agricultural products after harvest	1,659	-	1,659	-	-	-	(2,663)	-	(2,429)	(234)	-	-
Cost of sales	(170,643)	-	(105,401)	(61,157)	(4,085)	-	(136,447)	-	(97,970)	(37,150)	(1,327)	-

Gross profit (loss)	73,767	54,815	(3,186)	24,925	(2,787)	-	19,678	12,987	2,369	5,488	(1,166)	-

Operating revenue (expenses)
Selling expenses	(14,028)	(4,294)	(9,790)	(68)	124	-	(4,015)	(392)	(3,623)	-	-	-
General and administrative	(29,233)	-	-	-	-	(29,233)	(28,892)	-	-	-	-	(28,892)
Other operating revenue	(3,539)	-	-	-	-	(3,539)	10	-	-	-	-	10
Operating results	26,967	50,521	(12,976)	24,857	(2,663)	(32,772)	(13,219)	12,595	(1,254)	5,488	(1,166)	(28,882)

Net financial income
Financial income	38,000	148	14,656	-	-	23,196	26,466	428	-	-	-	26,038
Financial expenses	(38,591)	(17)	(19,856)	-	-	(18,718)	(32,692)	(97)	(16,639)	-		(15,956)

Profit/loss before taxation	26,376	50,652	(18,176)	24,857	(2,663)	(28,294)	(19,445)	12,926	(17,893)	5,488	(1,166)	(18,800)

Income tax and social contribution	2,351	(3,967)	6,180	(8,451)	905	7,684	12,845	(804)	6,084	(1,866)	397	9,034

	28,727	46,685	(11,996)	16,406	(1,758)	(20,610)	(6,600)	12,122	(11,809)	3,622	(769)	(9,766)

Net income (loss) for the period	28,727	46,685	(11,996)	16,406	(1,758)	(20,610)	(6,600)	12,122	(11,809)	3,622	(769)	(9,766)

	2013						2012

Total assets	770,830	472,838	112,974	47,930	-	137,088	735,762	402,037	78,604	37,376	-	217,745
Total liabilities	183,845	43,650	-	-	-	140,195	176,794	40,858	-	-	-	135,936

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

23. Segment information (Continued)

The balance sheet accounts are represented by the accounts “Trade accounts receivable”, “Biological assets”, “Inventories of agricultural products” and “Investment properties”.

24. Revenues

	Company		Consolidated
	2013	2012	2013	2012

Sales of grains	108,188	97,424	128,941	112,408
Sales of sugarcane	62,583	41,260	62,583	41,260
Leasing	601	247	1,261	513
Other revenue	1,119	330	1,253	359
Gross operating revenue	172,491	139,261	194,038	154,540

Sales deductions
Taxes on sales	(6,976)	(6,425)	(8,391)	(8,322)
	(6,976)	(6,425)	(8,391)	(8,322)

Net sales revenue	165,515	132,836	185,647	146,218

25. Expenses by nature

	Company					Consolidated
	Cost of products sold	Selling expenses	General and administrative	Total	Cost of products sold	Selling expenses	General and administrative	Total

Depreciation and amortization	23,744	-	1,127	24,871	26,271	-	1,127	27,398
Personnel expenses	4,550	-	15,731	20,281	5,392	-	15,832	21,224
Expenses with services provider	23,056	-	5,004	28,060	26,235	-	5,328	31,563
Leasing	10,895	-	-	10,895	303	-	-	303
Cost of agricultural products	60,559	-	-	60,559	76,367	-	-	76,367
Freight and storage	-	2,238	-	2,238	-	3,063	-	3,063
Maintenance, travel expenses and other	1,390	952	4,539	6,881	1,879	952	6,605	9,436
At June 30, 2012	124,194	3,190	26,401	153,785	136,447	4,015	28,892	169,354

	Company				Consolidated
	Cost of products sold	Selling expenses	General and administrative	Total	Cost of products sold	Selling expenses	General and administrative	Total

Depreciation and amortization	23,264	-	1,295	24,559	26,702	-	1,295	27,997
Personnel expenses	6,639	-	17,806	24,445	7,652	-	17,971	25,623
Expenses with services provider	43,901	-	5,044	48,945	50,441	-	5,436	55,877
Leasing	12,510	-	648	13,158	-	-	648	648
Cost of agricultural products	63,305	-	-	63,305	82,227	-	-	82,227
Freight and storage	-	7,448	-	7,448	-	8,888	-	8,888
Allowance for doubtful accounts	-	490	-	490	-	846	-	846
Sale of farm - commission	-	-	-	-	-	4,294	-	4,294
Maintenance, travel expenses and other	3,201	-	3,204	6,405	3,621	-	3,883	7,504

At June 30, 2013	152,820	7,938	27,997	188,755	170,643	14,028	29,233	213,904

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

26. Management compensation

The expenses associated with Management compensation were recorded under “General and administrative expenses” and are as follows:

	Consolidated
	2013	2012
Board of directors and executive board compensation	3,435	3,267
Bonus	4,782	4,282
Global compensation	8,217	7,549

Grant of shares	1,249	1,139

	9,466	8,688

The global compensation of R$ 8,250 as of June 30, 2013 and relating to the officers and the Company’s Board of Directors, was approved at the Annual General Meeting held on October 31, 2012.

Stock option plan - stock options

On August 11, 2010,  the Board of Directors approved the creation of the Stock Option Program authorizing the Company’s Board to grant stock options to the elected beneficiaries at that time. In the Program, the following were established; the beneficiaries, the number of shares that each one may acquire upon exercise of the options, the exercise price per share to be paid in cash by the beneficiaries and the conditions of options. Each option grants the right to the beneficiary when exercised, to purchase 1 share of the Company for the exercise price established in the Program. The Programs comprise 5 beneficiaries and the grant of 370,007 options at an exercise price of R$8.97 per share. These grants may be exercised in full from August 12, 2012 (vesting date), respectively through a period of 5 years from the granting date.

On July 03, 2012 the Board of Directors approved the second grant of stock options to the elected beneficiaries in the first grant. The Programs comprise five beneficiaries and grants 315,479 options at an exercise price of R$8.25 per share and may be exercised in full from July 03, 2012 (vesting date), respectively through a period of 5 years from the granting date.

On September 04, 2012 the Board of Directors approved the third grant of stock options to the elected beneficiaries in the first grant. The Programs comprise five beneficiaries and grants 315,479 options at an exercise price of R$8.25 per share. These stock options may be exercised in full from September 04, 2014 (vesting date), respectively through a period of 5 years from the granting date.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

26.     Management compensation (Continued)

Stock option plan - stock options (Continued)

The stock options to be granted according to the Plan may grant rights on the number of shares which does not exceed, at any time, the maximum and cumulative amount of 2% of shares issued by the Company, respecting the minimum price of the average quotation of the Company’s shares at São Paulo Stock Exchange (BOVESPA) floor, weighted by the volume of trading during the last thirty floors prior to the option grant.

At June 30, 2013 there was no option exercisable or cancelled.

The table below presents the information on the Program:

	First grant	Second grant	Third grant
Date of issuance	11/08/2010	03/7/2012	04/09/2012
Exercise price (R$/share)	8.97	8.25	8.52
Quoted market price on grant date (R$/share)	9.60	7.69	8.50
Quoted market price at end of period	11.07	11.07	11.07
Free risk interest rate %	11.36	9.37	9.12
Average period through maturity	5 years	5 years	5 years
Expected dividend yield %	1.00	0.50	0.50
Volatility of shares in the market - %	67.48	41.62	40.50
Number of outstanding options	370,007	315,479	315,479
Number of options to be exercised	370,007	315,479	315,479
Estimated fair value (R$/share)	6.16	3.60	4.08

In the year ended June 30, 2013 the Company recognized the amount of R$1,251 (R$1,138 at June 30,2012) recorded in administrative expenses.

27. Financial income and expenses

	Company		Consolidated
	2013	2012	2013	2012
Financial Income
Interest Income on financial investments	6,491	2,405	5,598	12,686
Interest on receivables	1,417	1,787	11,029	1,843
Monetary variation	-	650	-	1,908
Foreign exchange variation	4,704	1,400	5,116	2,961
Gain on remeasurement of receivables from sale of farms	-	-	214	6,682
Realized profit from derivative transactions	-	367	-	386
Unrealized profit from derivative transactions	18,051	-	16,043	-
	30,663	6,609	38,000	26,466
Financial Expenses
Interest Income on financial investments	(558)	(504)	(1,083)	(506)
Interest on receivables	(8,222)	(5,860)	(8,456)	(7,461)
Monetary variation	(2,539)	-	(1,545)	(2,204)
Foreign exchange variation	-	(811)	(3,121)	(2,827)
Gain on remeasurement of receivables from sale of farms	-	-	(3,380)	-
Realized profit from derivative transactions	(16,946)	(8,026)	(16,622)	(12,756)
Unrealized profit from derivative transactions	(7,492)	(3,628)	(4,384)	(6,938)
	(35,757)	(18,829)	(38,591)	(32,692)

Financial income (expense)	(5,094)	(12,220)	(591)	(6,226)

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

28.     Income tax and social contribution

	Company		Consolidated
	2013	2012	2013	2012
Income before income tax and social contribution	23,164	(17,839)	26,376	(19,445)
Combined nominal rate of income tax and social contribution - %	34%	34%	34%	34%
	(7,876)	6,065	(8,968)	6,611
Equity pickup on investments	16,864	7,124
Management bonus	(1,474)	(534)	(1,474)	(534)
Net effect of subsidiaries taxed based on presumed profit (*)	-	-	14,702	6,969
Reversal of management bonus - 2011	(1,000)	-	(1,000)	-

Income tax credit not approved	(547)	-	(547)	-
Other	(404)	(388)	(362)	(201)

IRPJ and CSLL on the profit/loss for the year	5,563	12,267	2,351	12,845

Current	(548)	-	(7,905)	(1,841)
Deferred	6,111	12,267	10,256	14,686

	5,563	12,267	2,351	12,845
Effective rate	24%	-69%	9%	-66%

(*)  Some of our subsidiaries which have annual revenue below a certain threshold established in the tax regulations in Brazil have their income tax measured on the "presumed tax regime" whereby income tax is determined on a simplified basis to calculate the taxable income (32% for lease revenues, 8% for sale of farm and 100% for other earnings). This results effectively in taxing the taxable income of subsidiaries under the "presumed tax regime" at a lower rate.

29. Earnings (loss) per share

a)    Basic

Basic earnings (loss) per share is calculated by dividing the profit (loss) attributable to shareholders of the company, by the weighted average number of common shares issued during the year.

	Consolidated
	2013	2012
Profit (loss) attributed to controlling shareholders	28,727	(5,572)
Weighted average number of common shares issued (thousands)	58,422	58,422
Effect from dilution - shares	23	-
Weighted average number of common shares issued adjusted by the dilution effect	58,445	58,422
Basic earnings per share	0.4917	(0.0954)
Diluted earnings per share	0.4915	(0.0954)

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

29. Earnings (loss) per share

b)    Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all potential diluted common shares. The company has two categories of potential diluted common shares: warrants and stock option.

Warrants issued by Brasilagro – For calculation of the diluted earnings per share it is assumed that the warrants (both of the first and second installment) were converted into common shares. A calculation is made to determine the number of shares which might have been acquired for the fair value with the amounts from the exercise price of the warrants. The number of shares calculated as described above is compared to the number of shares issued assuming the exercise of the warrants. In the case of warrants of the  2nd. Installment, it is considered that the number of shares which might have been acquired with the amounts from the exercise price is equal to the number of shares liable of issuance in the exercise of the warrants, not resulting in any increase of shares for calculation of the diluted earnings per share.

Stock option plan- No adjustments are made to the net income (loss). A calculation is made to determine the number of shares which might have been acquired for the fair value with the amounts from the exercise price of the options. The amounts include exercise price to be paid and the compensation based on unrecognized shares. The number of shares calculated as described above is compared to the number of shares issued assuming the exercise of the options for purchase of shares.

On June 30, 2013, there were 947,509 (370,007 on June 30, 2012) outstanding stock options, related to the Stock Option Program 1, 2 and 3, and 25,600 warrants (Note 22.b). Only the Stock Option Program 1 had a diluter effect of 23,384 shares, the others had no dilution effect. On June 30, 2012, only the Stock Option Program 1 was anti dilutor.

As a consequence, the diluted earnings per share is equal to the basic earnings per share for the presented  periods.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

30. Provision for legal claims

The Company is involved in labor and environmental claims and is discussing these matters both at the administrative level and also in court for which judicial deposits were made, as applicable. The provision for probable losses arising from these lawsuits has been estimated and revaluated by management, supported by the opinion of the Company's external legal advisors. As of June 30, 2013 the Company maintained a provision of R$ 4,714 (R$4,802 in the consolidated financial statements) corresponding to lawsuits involving the risk of probable loss, as summarized below:

	Labor		Environmental		Tax
	Company	Consolidated	Company	Consolidated	Company	Consolidated
At June 30, 2012	1,087	1,183	-	-	-	-
Additions	105	105	3,213	3,213	1,813	1,813
Financial charges	88	96	781	781	-	-
Reversal/payments	(774)	(791)	(1,598)	(1,598)	-	-
At June 30, 2013	506	593	2,396	2,396	1,813	1,813

At June 30, 2013, the provision for environmental claims in the amount of R$2,396 relates to the challenge of IBAMA notice of violation of the protection rules in permanent preservation areas, had its classification of estimated risk changed from possible to probable, in view of decision, at first administrative level, which upheld notice served. Accordingly, the Company recorded provision for environmental claims.

In addition, the provisions recorded relating to the Company’s civil, tax and labor lawsuits, for which the expection of loss is estimated as possible are as follows:

	Company		Consolidated
	2013	2012	2013	2012
Civil claims	3,158	6,382	6,552	6,382
Tax claims	12,871	9,900	12,871	9,900
Labor claims	333	1,001	665	1,001
Environmental claims	-	3,907	-	3,907
	16,362	21,190	20,088	21,190

(i)    Civil lawsuits

At June 30, 2013, the amount of R$6,522 (R$6,382 at June 30, 2012) refers mainly to: (i) declaration of nullity of debt confession due to the purchase and sale of rice in the amount of R$1,011, (ii) Suspension of protest of promissory note provided as guarantee upon the debt confession arising from purchase and sale of rice in the amount of R$1,016, (iii) action of out of court instrument for legal fees set forth in Private Instrument of Rural Partnership, in the amount of R$ 127, (iv) indemnity for moral and property damages, in the amount of R$1,004 and (v) annulment of acts practiced by the parties and by Imobiliária Cajueiro Ltda, aiming at a plot of land which was formerly owned by the plaintiffs, in the amount of R$3,394.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

30. Provision for legal claims (Continued)

(ii)   Tax lawsuits

At June 30, 2013, the amount of R$12,871 (R$9,900 at June 30, 2012) refers mainly to: (i) the appeal filed by Brasilagro against rejection of tax credits by the tax authorities, which aims at the reform of the decision making order that did not recognize the credit right claimed by the Company and, accordingly, did not approve the offset of income tax in the amount of R$10,422 and to (ii) appeal filed against partial approval of negative balance of tax credit and, as a consequence, did not approve some income tax offsets made by the Company in the amount of R$2,354.

(iii)   Labor claims

At June 30, 2013, the balance of R$664 (R$1,001 at June 30, 2012) refers to labor claims filed by former employees and third parties, mainly claiming indemnity amounts and the recognition of employment relationships.

31. Commitments

a)    Contract for grains supply

The sales price of soybean may be determined by the Company for the total or partial volume promised to be sold up to the date of delivery. The price, when established, is determined according to a contractual formula based on the soybean quotation at Chicago Board of Trade (“CBOT”). The price established in US dollars is settled at the end of the commitment period in reais considering exchange rates defined in contract some days before the financial settlement date.

Based on theterms of the contract, the Company is subject to fines in the event of non delivery on the committed volumes.

On June 30, 2013 there were commitments signed for 188,280 bags of soybean and on June 30, 2012 these commitments were of  86,110 bags of soybean.

Corn is sold as powder and the price determined in reais upon the sale. On June 30, 2013, there were commitments entered into for delivery of 78,714 bags of corn and on June 30, 2012 there were no commitments for corn.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

31. Commitments (Continued)

b)    Contracts of sugarcane supply between Brasilagro and ETH Bioenergia

	Consolidated
	2013	2012
Exclusive supply of sugarcane to ETH	62,583	41,260

According to the contract executed between the Company and ETH Bioenergia in 2008, related to the exclusive supply of sugarcane, the table above states the amounts corresponding to 1,047,791 tons of sugarcane delivered up to June 30, 2013 and 636,335 tons of sugarcane delivered up to June 30, 2012. The price per ton of sugarcane delivered was calculated based on the Total Recoverable Sugar (ATR) assessed on sales dates. The future estimated quantity  of sugarcane to be delivered is difficult to determine due to the fluctuations and variability in market value and harvest productivity.

c)    Lease contract

	Consolidated
	2013	2012
Lease contract	1,166	1,189

On July 13, 2011 and September 15, 2011 the Company entered into two agreements to lease farms (Partnership I) located both in the municipality of Jaborandi, in the state of Bahia. The areas are expected to be used for planting of soybean, corn, cotton and similar crops, as well as to plant other long seeds whose growing period does not exceed the term of the agreement. The agreements also set forth: (a) a preference right with respect to lease renewal, as well as a (b) preference right for the purchase of the farms.

The calculation of the amount of lease is based on the soybean quotation on the day prior to maturity, multiplied by the quantity of bags established in the contract. As the lease amount is variable, the lease contract complies with the definition of an operatin lease. As of June 30, 2013, there is a lease payable balancein the amount of R$525.

The total lease to be paid in the long term according to these contracts, corresponds to 119,090 bags of soybean, the amount of which is difficult to be estimated due to the fluctuations in the market value of soybean bags.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

32. Related party transactions

The primary related party transations which affect the balance sheet and income statement arise from transactions between the Company and its subsidiaries. Management believes that these transactions were carried out in accordance with the usual market terms and conditions applicable to these types of transactions, as follows:

	Company		Consolidated
	2013	2012	2013	2012
Current assets
Accounts receivable- rentals and sharing (a)	43	72	-	-
Capital decrease (b)	5,800	-	-	-
Dividends receivable (c)	635	21,944	-	-
Sale of PPE (d)	4,753	-	-	-
Opening of area (e)	2,152	-	-	-
Cresud (f)	347	-	-	-
Environmental investments (g)	111	-	347	-
Other	23	-	-	-
	13,864	22,016	347	-
Current liabilities - trade accounts payable
Leasing payable (h)	10,891	10,625	-	-
Cresud (f)	183	-	183
Other	393	-	-	-
	11,467	10,625	183	-

	Company
	2013	2012
Income statement
Lease
Imobiliária Cremaq (h)	(2,899)	(2,435)
Imobiliária Araucária (h)	(2,622)	(1,732)
Imobiliária Cajueiro (h)	(3,064)	(889)
Imobiliária Mogno (h)	(1,697)	(836)
Imobiliária Ceibo (h)	2,206	(1,148)
	(8,076)	(7,040)
Sharing
Jaborandi Ltda (a)	223	115
Jaborandi S/A (a)	37	19
Imobiliária Cremaq (a)	37	28
Imobiliária Engenho (a)	37	28
Imobiliária Araucária (a)	37	28
Imobiliária Mogno (a)	37	28
Imobiliária Cajueiro (a)	37	28
Imobiliária Ceibo (a)	37	28
Imobiliária Flamboyant (a)	37	28
	519	330
Income from sale of PPE - Horizontina (e)	10,388	-

	2,831	(6,710)

(a)   Contractual sharing of physical infrastructure - The Company shares a physical space and provides financial and accounting services for the real estates and Jaborandi Ltda. and charges for those services;

(b)   Balance receivable in the amount of R$5,800 from imobiliária Engenho;

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements (Continued)

June 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

32. Related party transactions (Continued)

(c)   Dividends receivable from imobiliária Jaborandi S.A. in the amount of R$635;

(d)   Sale of PPE related to the sale of Cremaq farm. The real estate shall reimburse Brasilagro the investments amount made in fixed assets in the farm before the end of the leasing contract;

(e)   Opening of area related to the sale of Horizontina farm. In the sales contract Brasilagro was responsible for the opening of 1,300 hectares until the delivery of the farm, and shall be reimbursed by real estate Ceibo.

(f)   Expenses and revenue related to Due Diligence of new acquisitions (Cresud);

(g)   Amount related to environmental investment in: Araucária, Chaparral and Preferência farms; and

(h)   Leases - The subsidiaries that own real estate have leasing contracts with the Company based on prices measured in the quoted price of soybean;

33. Insurance

The Company maintains civil liability insurance policity to cover farms, vehicles, life insurance and personal accident for employees and directors, as well as insurance for Directors and Officers liability insurance. The coverage amount is considered sufficient by management to cover adventitious risks and liabilities over its assets and/or responsibilities. The Company has assessed the risk of farm buildings and facilities owned by the Group, as well as its inventory and biological assets, and has concluded that there was no need for other types of insurance due to low chances of occurrence.

Below is the table of the liabilities covered by insurance and the related amounts at June 30, 2013:

Insurance type	Coverage thousands - R$

Vehicles	714
Civil liability (D&O)	30,000
Civil, Professional and General liability	5,000
Machinery	5,988
Fire and damages in improvements	1,540

Given their nature, the assumptions adopted are not part of the audit of the financial statements. As a consequence, they have not been audited by our independent auditors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September [13], 2013.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

	By:	/s/ Julio Cesar de Toledo Piza Neto
		Name:	Julio Cesar de Toledo Piza Neto
		Title:	Chief Executive Officer and Investor Relations Officer

Date: September [13], 2013.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Chief Administrative Officer